
10013557



WUHAN GENERAL GROUP (CHINA), INC.

NASDAQ: WUHN

ANNUAL REPORT 2009

Note Regarding Forward-Looking Statements

All statements in this Annual Report to Stockholders concerning our future operations, prospects or performance, demand for our products, Chinese energy and environmental policies and the related impact on our customers and products, projected increased demand for power in China, installation of customized equipment in our turbine manufacturing facility, diversification of our customer base, development of China's urban transportation infrastructure and opportunities for our company in this market segment, development of environmentally friendly technologies and opportunities for our company in this market segment and other statements of our plans, beliefs, or expectations, are forward-looking statements. In some cases these statements are identified through the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" and similar expressions. These forward-looking statements are not guarantees of future performance and are subject to various assumptions, risks and other factors that could cause our actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, the risks set forth under Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Letter to Stockholders

Dear Fellow Stockholders,

In 2009 Wuhan General maintained our two-pronged strategy, focusing on both our blower and turbine segments. While the beginning of the year posed challenges due to slower demand from our customers in the steel and power generation industry because of the general economic slowdown in China, we resumed top line growth year-over-year in the fourth quarter of the year. Wuhan Sungreen, a subsidiary that we acquired in December 2008, also contributed positively to our revenue.

▸▸ *Modest Recovery Following Challenging First Half of 2009*

With the global financial crisis as a backdrop, many of our industrial customers scaled back or postponed orders of capital equipment. The difficult economic conditions impacted particularly our blower sales, as our customers in the steel industry delayed their equipment replacement cycle due to weaker demand and as power plants halted investment due to uncertain market conditions. After lower sales in the first six months of 2009, we experienced a modest recovery as demand for steel and iron products picked up due to increased government spending on railroads, highways and other large scale projects. As a result, the last quarter of the year demonstrated year-over-year growth.

In 2009, roughly 60% of sales from our blower products segment came from equipment designed for sulfur dioxide reduction, while 30% of our sales was generated by auxiliary furnace equipment and the remaining 10% came from ventilation equipment, primarily in large infrastructure projects.

▸▸ *Increased Support from the Hydropower Sector*

Throughout 2009, we continued to develop Wuhan Generating, our turbine segment, and completed the construction of a new turbine manufacturing facility. We are still in the process of installing additional customized equipment in this facility, a process we expect to complete when we experience an increase in orders.

As the Chinese government is encouraging development of clean energy in order to reduce the country's dependence on polluting coal, we are experiencing increased demand from the construction of hydropower plants. Water turbines, used to power hydropower plants, resemble our industrial blowers in terms of manufacture, allowing us to realize synergies from the know-how in blower production accumulated over several decades. Consequently, we have shifted the strategic focus of Wuhan Generating towards hydropower turbines. For the twelve months ended December 31, 2009, hydropower customers contributed 60% to Wuhan Generating's revenue compared to 55% for the same period in 2008.

Consistent with this recent trend, we continue to see an increase in turbine orders from hydropower plants. At the end of 2009, Wuhan Generating signed a contract with Shanxian Xingfa Chemical Group to provide 3,200 kilowatt and 4,000 kilowatt capacity water turbines. These turbine modules have the capability to generate electricity at the rate of 15,200 kilowatts per hour and possess a hydropower to electricity conversion rate of 86%. In comparison, traditional thermal power generators have a conversion rate of only 30%.

In addition to water turbines, we are also supplying steam turbines to cogeneration plants, which is a segment of growing importance in China's power generation industry as the government is restricting new power generation projects generating less than 300 megawatts. Overall, water turbines account for approximately 60% of Wuhan Generating's new orders, while steam turbines and cogeneration turbines account for the remaining 40%.

▸▸ *Financial Performance in 2009*

For 2009, our total revenues were $93.1 million, a decrease of 21.5% from $118.6 million in 2008. This decrease was mainly attributable to a delay in the equipment replacement cycle within China's steel manufacturing companies and capital expenditure restrictions on our power plant customers due to the global economic crisis. Sales from our turbine segment accounted for $44.2 million, or 47.5% of revenue, while sales from our blower segment accounted for $48.2 million, or 51.7% of revenue.

Our gross profit decreased $10.8 million to $23.4 million in 2009 from $34.2 million in 2008. Gross profit as a percentage of sales was 25.1% in 2009, down from 28.8% in 2008, due to increased competition and lower economies of scale.

Net income was $8.5 million, down 47.6% from $16.1 million for 2008. Net income available to common stockholders was $7.7 million, or $0.22 per diluted share in 2009, compared with $11.2 million, or $0.26 per diluted share in 2008.

▸▸ *Market Opportunities*

Despite economic growth cooling off slightly in 2009, China continues to grapple with increased demand for power and the environmental consequences that industrial growth entails. In its efforts to diversify its power sources and reduce its reliance on low-tech coal fired power plants, China has introduced policies to support greener alternatives, such as hydropower. Simultaneously, the country emphasizes reducing the environmental impact of coal fired power plants. As a manufacturer of a number of components for a variety of environmentally friendly technologies, including hydropower turbines, cogeneration turbines which use industrial waste heat to produce electricity, and sulfur dioxide reduction equipment, we continue to see opportunities in these areas.

While maintaining its core business of emission reduction equipment for the steel industry and auxiliary furnace equipment for the power generation industry, Wuhan Blower also sees opportunities in supplying equipment for urban transportation infrastructure as China's subway construction is undergoing rapid development. According to the National Development and Reform Commission, China will spend more than $146 billion to triple the size of its subway system over the next five years. This development has increased demand for various components and services required for the construction and maintenance of subway systems, including blowers for subway tunnels. We are preparing to provide blowers for ventilation systems in subways in the future, as our blowers recently passed the type inspection for subway systems.

▸▸ *Looking Ahead*

As we expect an increase in orders, we hope to complete equipment installation in our new turbine facility in the near future to expand production capacity. However, we remain cautiously optimistic about the market for turbines. Although the recent growth in turbine sales has been encouraging, we are also facing a tougher competitive environment, which inhibits our ability to increase selling prices and implies limited upside to our gross margin in this product segment. Hence, maintaining our blower sales is an integral part of our strategy to support our profitability as our blower products have higher gross profit margins compared with turbines.

Our subsidiary Wuhan Sungreen currently provides our blower and turbine divisions with various parts and components. However, the third-party sales of this subsidiary have so far been modest, which have caused us to scale back our expectations for the contribution of this subsidiary to our financial results. Therefore, we are currently evaluating different options for this subsidiary to recoup our investment.

Implementing more effective collection practices remains an important step for improving our cash management procedures. However, the increased competition also dampens our capability to improve payment terms. For that reason, we do not foresee imminent improvement in collection of accounts receivable.

While we recognize that challenges remain for our business to resume its former performance, we remain optimistic about our future prospects. We believe that our dedication to service and ability to deliver customized solutions will help us win a wider range of projects and obtain a broader customer base.

On behalf of the entire Wuhan General management team, I would like to thank our entire staff and our stockholders for their continued support during 2009 as we continue to build our company's future.

Sincerely,



Xu Jie
Chairman of the Board

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
or

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission file number 001-34125

WUHAN GENERAL GROUP (CHINA), INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**84-1092589**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone Wuhan, Hubei, People's Republic of China	**430200**
(Address of Principal Executive Offices)	(Zip Code)

86-27-5970-0069
(Registrant's Telephone Number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

Securities registered under Section 12(g) of the Exchange Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $46,551,455 based on the closing sale price as quoted on the NASDAQ Capital Market.

As of March 30, 2010, the registrant had a total of 25,351,950 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the company's Proxy Statement for its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III.

WUHAN GENERAL GROUP (CHINA), INC.

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this report includes some statements that are not purely historical fact and that are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements regarding our management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations, available liquidity, ability to refinance outstanding debt, ability to collect on our accounts receivable, completion of our turbine manufacturing facility on our main Wuhan campus and workshop and related facilities of Wuhan Sungreen Environment Protection Equipment Co., Ltd., the development of our industrial parts and machinery equipment business and growth of our businesses. The words "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "projects," "should," and similar expressions, or the negatives of such terms, identify forward-looking statements.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results to be materially different from those expressed or implied by these forward-looking statements, including the following:

- vulnerability of our business to general economic downturn;
- our ability to obtain financing on favorable terms;
- our ability to comply with the covenants and other terms of our loan agreements with Standard Chartered Bank (China) Limited, Guangzhou Branch;
- establishing our business segment relating to industrial parts and machinery equipment;
- operating in the PRC generally and the potential for changes in the laws of the PRC that affect our operations including tax law;
- remediating material weaknesses in our internal control over financial reporting;
- our failure to meet or timely meet contractual performance standards and schedules;
- our dependence on the steel and iron markets;
- exposure to product liability and defect claims;
- our ability to obtain all necessary government certifications and/or licenses to conduct our business;
- the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and
- the other factors referenced in this report.

These risks and uncertainties, along with others, are also described in the Risk Factors section in Part I, Item 1A of this Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

Item 1. Business.

We obtained statistical data, market data and other industry data and forecasts used throughout, or incorporated by reference in, this report from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this report.

Overview

Wuhan General Group (China), Inc. (the "Company") is a holding company whose primary business operations are conducted through our wholly owned subsidiary, Universe Faith Group, Ltd. ("UFG"), which has no operations of its own and only serves to hold our Chinese operating subsidiaries, Wuhan Blower Co., Ltd. ("Wuhan Blower"), Wuhan Generating Equipment Co., Ltd. ("Wuhan Generating") and Wuhan Sungreen Environment Protection Equipment Co., Ltd. ("Wuhan Sungreen"), which we formerly referred to as Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd., or Wuhan Xingelin. Wuhan Blower is a manufacturer of industrial blowers that are principally components of steam-driven electrical power generation plants. Wuhan Generating manufactures industrial steam and water turbines, which also are principally used in electrical power generation plants. Wuhan Sungreen manufactures silencers, connectors and other general parts for industrial blowers and electrical equipment, and it produces general machinery equipment. Wuhan Blower, Wuhan Generating and Wuhan Sungreen conduct all of their operations in the People's Republic of China, which we refer to in this report as PRC or China. Prior to our acquisition of UFG in February 2007, we were a publicly held shell company with no operations other than efforts to identify suitable parties for a merger transaction.

Our Corporate History

The Company was incorporated on July 19, 1988 under the laws of the State of Colorado as Riverside Capital, Inc. On February 28, 1989, Riverside Capital completed a public offering of 20,500,000 units (consisting of common stock and warrants) at an offering price of $0.01 per unit. Riverside Capital engaged in various business endeavors, and on March 18, 1992, acquired 100% of the outstanding shares of United National Film Corporation. At that time, we changed our name to United National Film Corporation. We were not successful in the film business, and in June 2001, we suspended all business activities and became a "reporting shell corporation." As such, we had no operations other than maintaining our public company status and searching for a suitable party with which to execute a reverse merger transaction, in which a previously private company takes on our public company status. In October 2006, we changed our state of incorporation from Colorado to Nevada.

On February 7, 2007, we completed a share exchange transaction, in which we issued to Fame Good International Limited ("Fame"), as the sole stockholder of UFG, 17,912,446 newly issued shares of our common stock in exchange for all of the issued and outstanding capital stock of UFG held by Fame. As a result, UFG became our wholly owned subsidiary, Fame became our controlling stockholder and the management team of Wuhan Blower replaced our prior management. Prior to the share exchange transaction, we had no relationship with Fame, UFG and its subsidiaries. On March 13, 2007, the Company changed its name from "United National Film Corporation" to "Wuhan General Group (China), Inc."

Prior to the share exchange transaction, we had 1,800,000 shares of common stock outstanding. Following the closing of the share exchange transaction, we had 19,712,446 shares of common stock outstanding. As of March 30, 2010, we had 25,351,950 shares of common stock outstanding.

Background and History of UFG and Wuhan Blower

UFG was incorporated in the British Virgin Islands in August 2006. Until the share exchange transaction in February 2007, UFG was a wholly owned subsidiary of Fame, also a BVI company and now our controlling stockholder. Our President and Chief Executive Officer, Mr. Xu Jie, acquired control of Fame, and Fame acquired control of UFG, in late August 2006. Neither Fame nor UFG had any active business operations until UFG acquired Wuhan Blower in September 2006.

Wuhan Blower was founded in 1958 as the Wuhan Blower Company, a State-Owned Enterprise ("SOE") and became one of the largest manufacturers of industrial blowers in central and southwest China. In 2004, Mr. Xu purchased the company with the intention of making changes to its management structure, employee utilization, plant location and general operations which would transform it from a traditional Chinese SOE into a modern, efficient operating company. Mr. Xu relocated the company to the East Lake Hi-Tech Development Zone in Wuhan, with much improved access to railroads, waterways and roads necessary for the transportation of its products, and constructed a new headquarters, research and development, and manufacturing facilities at this location.

On January 9, 2007, Wuhan Blower completed its acquisition of Wuhan Generating, a manufacturer of water and steam turbines, which is a complementary business to that of Wuhan Blower. We completed the construction of a new turbine manufacturing facility in 2009 for Wuhan Generating. We have installed a portion of the customized equipment in this facility and have begun producing steam turbines from this facility. We have purchased additional customized equipment for this facility and will install this equipment in order to increase our production capacity.

On December 25, 2008, we acquired certain assets to establish our newest subsidiary, Wuhan Sungreen. This is described in more detail below in "Overview — Establishment of Wuhan Sungreen."

We are located in Wuhan, the capital of China's Hubei Province and one of the ten largest cities in China. Hubei is centrally located and is a key player in the Chinese automotive, metallurgy, machinery, power generation, textiles and high-tech industries. Wuhan is one of the major university cities in the PRC, providing a highly educated workforce for the area's industries.

Acquisition of UFG

On February 7, 2007, we completed the share exchange transaction, also known as a "reverse acquisition" transaction, whereby UFG became our wholly owned subsidiary and Fame became our controlling stockholder.

Upon the closing of the share exchange transaction, Glenn A. Little, then our sole director and officer, submitted his resignation from all offices that he held effective immediately. Xu Jie, the President and Chief Executive Officer of Wuhan Blower, was appointed our President, Chief Executive Officer and Chairman of the Board. In addition, the Wuhan Blower executive officers became our executive officers.

February 2007 Private Placement

Also on February 7, 2007, we completed a private placement transaction in which we issued to nine institutional investors an aggregate of 10,287,554 shares of our newly created Series A Convertible Preferred Stock ("Series A Preferred Stock") at a price of $2.33 per share for gross proceeds of $23,970,000. The Series A Preferred Stock is convertible into shares of our common stock on a 1-for-1 basis. The holders of our Series A Preferred Stock are not required to pay a conversion price or any other consideration in order to convert Series A Preferred Stock into common stock. The Series A Preferred Stock is entitled to a dividend equal to 5% per annum, which accrue quarterly. We must pay any unpaid dividends on our Series A Preferred Stock before paying dividends on our common stock.

Except with respect to specified transactions that may affect the Series A Preferred Stock and except as otherwise required by Nevada law, the Series A Preferred Stock has no voting rights. Of our outstanding shares of Series A Preferred Stock, 32.5% was converted into 3,343,560 shares of common stock in 2008 and none were converted in 2009. The remaining shares of our Series A Preferred Stock will convert automatically into our common stock if the trading price and volume of our common stock reach certain levels. In the event of our liquidation, the holders of Series A Preferred Stock shall be entitled to receive, out of our assets available for distribution to stockholders, an amount equal to $2.33 per share plus any accrued and unpaid dividends before any payment can be made to the holders of our common stock.

In the private placement, we also issued three series of common stock purchase warrants to the nine institutional investors — Series A, J and B.

The investors in the February 2007 private placement received "60% warrant coverage" on their investment. As a result, we issued to the investors, on a pro rata basis, Series A Warrants to purchase an aggregate of 6,172,531 shares of common stock. The Series A Warrants have an exercise price of $2.57 per share and expire on February 7, 2012.

In addition, each of the private placement investors who invested at least $2,000,000 also were entitled to purchase shares of our common stock on the same terms as such investor's initial purchase. To represent this right, we issued Series J Warrants to these investors to purchase an aggregate of 9,358,370 shares of common stock. The Series J Warrants had an exercise price of $2.33 per share and expired on November 7, 2008. As described in more detail below in "Overview — Creation of Series B Preferred Stock" in this Part I, Item 1, we amended the terms of the Series J Warrants in September 2008 so that the warrants became exercisable for Series B Convertible Preferred Stock ("Series B Preferred Stock") rather than common stock. Prior to the expiration date, a portion of the Series J Warrants was exercised for a total of 6,369,078 shares of Series B Preferred Stock.

Investors receiving Series J Warrants also received "60% warrant coverage" on this additional investment, if made. The Series B Warrants can only be exercised upon and to the extent that the Series J Warrants were exercised. The Series B Warrants have an exercise price of $2.57 and expire on February 7, 2012. Based on the amount of Series J Warrants exercised prior to expiration, the Series B Warrants are exercisable for 3,821,446 shares of common stock.

As partial consideration for services rendered by 1st BridgeHouse Securities, LLC ("1st BridgeHouse"), the placement agent for the February 2007 private placement, we agreed to issue warrants to purchase common stock to 1st BridgeHouse in an amount equal to 10% of all shares of Series A Preferred Stock sold in the private placement, plus 10% of any shares of common stock issued pursuant to the Series A, B and J Warrants issued in the private placement. This right is represented by Series C, AA, BB and JJ warrants originally issued to 1st BridgeHouse. The Series C, AA, BB and JJ Warrants relate to the Series A Preferred Stock, Series A Warrants, Series B Warrants and Series J Warrants, respectively. The exercise prices of the Series C, AA, BB and JJ Warrants are $2.57, $2.83, $2.83 and $2.57, respectively. These exercise prices are 110% of the purchase price for the related security. As of December 31, 2009, there were 635,710, up to 617,253, up to 382,145 and 636,908 shares of common stock issuable under the Series C, AA, BB and JJ Warrants, respectively. The Series C, AA, BB and JJ Warrants expire on February 7, 2017.

Creation of Series B Preferred Stock

On September 5, 2008, the Company entered into an Agreement to Amend Series J Warrants of the Company with holders of warrants exercisable for a majority of the shares of warrant stock issuable under the Company's Series A, B and J Warrants. This agreement amended the Series J Warrants so that such warrants would be exercisable for shares of the Company's Series B Preferred Stock. Prior to this agreement, the Series J Warrants were exercisable for shares of the Company's common stock.

In connection with this agreement, the Company designated 9,358,370 shares of preferred stock as Series B Preferred Stock with those rights and preferences as set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of the Company (the "Certificate of Designation"). The Series B Preferred Stock ranks senior to the Company's common stock and junior to the Company's Series A Preferred Stock. The shares of Series B Preferred Stock are convertible on a one-for-one basis into shares of the Company's common stock. The foregoing is only a summary of the Series B Preferred Stock and is qualified by the exact terms of the Certificate of Designation, which was Exhibit 4.1 to our Form 8-K filed on September 11, 2008.

Certain investors exercised their amended Series J Warrants for an aggregate of 6,369,078 shares of Series B Preferred Stock. The Company received gross proceeds of $14,839,952 for the issuance of those shares in connection with the exercise of the Series J Warrants. The total amount of commission paid to the placement agent, 1st BridgeHouse, was 10% of the gross proceeds, or $1,483,995. The Company also paid a total of $274,480 for other financing related expenses. The net proceeds from the transactions, after accounting for placement agent commissions and other related financing expenses, was $13,081,477.

Lock-Up Agreement in connection with February 2007 Private Placement

In connection with the February 2007 private placement, we entered into a lock-up agreement with Fame. Under the terms of the lock-up agreement, Fame agreed not to sell any shares of our common stock until February 5, 2011, unless permitted by the holders of at least 75% of the outstanding Series A Preferred Stock. The lock-up agreement contains a limited exception for bona fide gifts.

Establishment of Wuhan Sungreen

On December 25, 2008, Wuhan Blower entered into an Asset Purchase Agreement with Wuhan Gongchuang Real Estate Co., Ltd., pursuant to which Wuhan Blower acquired certain assets including certain buildings, equipment and land use rights (the "Sukong Assets"). In connection with this acquisition, we created Wuhan Sungreen to hold the Sukong Assets and develop these assets into a new business that produces and supplies blower parts and machinery equipment to Wuhan Blower, Wuhan Generating and third party customers.

Our Products

We engage primarily in the design, development, manufacture and sale of industrial blowers in China. Our industrial blowers are used primarily in steam-driven electrical power generation plants. In addition, we produce steam and water turbines in our blower facilities, our turbine manufacturing facility and in shared facilities. Steam and water turbines are manufactured principally for use in electrical and hydropower plants. Finally, we recently began producing blower parts and machinery equipment. This business supplies Wuhan Blower and Wuhan Generating with these parts and equipment and also sells them to third parties.

Industrial Blowers

Industrial Blowers Generally

Industrial blowers are used to move very large volumes of air through industrial processes. When used in conjunction with an industrial furnace in steam-driven electrical power generation plants, they:

- blow air into furnaces in order to increase oxygen and improve combustion;
- blow fuel (primarily coal dust) into furnaces; and
- remove furnace exhaust.

If pollution control is required for the waste gases, then:

- a blower will propel the exhaust gases through a pollution reduction unit (such as a de-sulphurization unit); and
- a final blower will push the "cleaned" gases to and through the smokestack.

Industrial blowers are custom-made for the specific installation in which they will be used. The blower can be driven by an industrial scale electric motor, a diesel engine or a steam turbine. In addition to their use in power generation plants, industrial blowers are also used in the metallurgy and petrochemicals industries, as well as for ventilation in mines, mass transit (subways, tunnels, stations) and sewage treatment (for aeration).

Our Industrial Blower Products

Our primary blower products are:

- *Axial fans.* These consist of a bladed impeller (fan) in an elongated cylindrical casing and are primarily used to provide high-volume, low-pressure air for larger power stations of 200 to 1,000 megawatts.

- *Centrifugal Blowers.* These consist of a "squirrel cage" type impeller (or rotor) in a scroll- or spiral-shaped casing. Air is drawn into the center of the squirrel cage through a hole in the side of the casing and is thrown out at a right angle by the rotational force. These blowers provide lower volumes of air, but at higher pressures, and are used in medium-sized power stations of 100 to 300 megawatts for blowing coal dust into furnaces. They are also used for aeration in sewage treatment plants.

When required for noise abatement purposes, we also manufacture silencers or "mufflers" fitted to the exhaust side of our centrifugal blowers. These silencers are very similar in form and function to the muffler on an automobile: the silencer interior is fitted with perforated metal trays stuffed with a sound absorbing material such as fiberglass.

We are one of the largest suppliers of industrial blowers in our market to the Chinese electrical power generation industry, which is growing rapidly. All of our products are custom-built for specific purchasers. The majority of our product revenue comes from competitive bidding.

A typical blower costs approximately $85,000 and takes 45 to 90 days to build, from design to finish. We are currently producing approximately 800 blower/fan units per year.

The manufacture of these products combines both low-tech and high-tech processes. The low-tech process consists of the cutting and welding of the steel for both the rotors and the casings. The high-tech process consists of the product design, the "finish" manufacturing of the rotor shafts, and the balancing of the rotor assemblies.

We make extensive use of computer aided design (CAD) and computer aided engineering (CAE) in the design phase of our manufacturing process. In particular, CAE provides us with the ability to do finite element analysis of our rotor designs, while CAD allows us to do three dimensional modeling (to include molding coordinates for the fan/blower blades) and design of the inlet and outlet parameters. Our relationships with the Science and Technology University of Central China, Jiaotong University and the Acoustic Institute of the China Science Academy allow us to stay abreast of the latest developments in the fields of fluid dynamics, material sciences and acoustics.

We have a sophisticated acoustics lab in our facility. We share this acoustics lab with our university partners, and the China Fan Performance Test Center uses it for some of its work.

Through the use of the above technologies, we are able to design fans/blowers of the highest efficiency providing precisely the volumes and pressures required.

Parts purchased from third parties consist mainly of the electric motor specified by the client (normally equal to about 20% of the build cost of the assembly) and bearing castings. Following the establishment of our new blower parts manufacturing business, which will be conducted by our Wuhan Sungreen, we expect to purchase fewer blower parts from unrelated third parties.

Turbines

Steam Turbines Generally

In a steam-driven electrical or thermal power generation plant, blowers like those we manufacture feed fuel and air into a large furnace. The primary purpose of the furnace is to produce steam for the powering of steam-driven turbines. A stream turbine takes the force of the steam and converts it into rotary motion, which is then used to drive machinery.

Steam turbines are normally categorized by their output in watts — kilowatts through megawatts. A small steam turbine of 750 kilowatts is capable of lighting 7,500 100-watt light bulbs. A large 500 megawatt turbine can light 5 million 100-watt light bulbs or supply the power for a medium-sized city.

Steam turbines are high-precision, high-tolerance pieces of machinery and in many respects are similar to a jet engine. Each is built-to-order according to the design specifications of the customer. In general, they are very large pieces of machinery with extremely heavy castings. The manufacture of steam turbines, like blowers, requires both low-tech and high-tech processes.

Water Turbines Generally

For those applications such as a hydropower plant where the customer is close to a source of water power and does not need steam for other applications in its plant, a water turbine may be more economical than a steam turbine. In this case, the cost of building a source of water pressure (typically a dam) and the viaduct to the water turbine must be weighed against the cost of building a steam plant. In general, water turbines have lower tolerances and are considered lower technology than steam turbines.

A water turbine operates very much like an enclosed water wheel- high velocity incoming water pushes against the turbine blades, forcing the turbine to rotate and provide power to the attached generator set.

As with a steam turbine, each is built-to-order according to the design specifications of the customer. The most important consideration in the design is the height of the water column above the turbine, which will determine how large the turbine must be and how fast it must turn to achieve the desired power output.

Our Turbine Products

We have been producing water turbines from our blower manufacturing facilities since 2007. We completed the construction of a new turbine manufacturing facility in 2009 for Wuhan Generating. We currently produce steam turbines at our new turbine manufacturing facility and we also produce steam turbines at our blower manufacturing facility and at a shared facility. As we receive additional turbine orders, we will purchase and install additional customized equipment in this new facility to increase our production capacity.

We currently manufacture the following types of steam turbines:

- Regular steam turbines — these turbines are designed to make maximum use of the steam, with any waste steam vented into the atmosphere through cooling towers.
- Co-generation steam turbines — these turbines are designed to provide for the use of "waste steam" by a nearby industrial plant (such as a paper or chemical plant).

Steam turbine production is characterized by low unit volume with high unit revenue and margins. While it is difficult to generalize, a 100 megawatt steam turbine costs approximately $6 million and takes three to six months to build.

Water turbines, on the other hand, bear a stronger resemblance (in manufacture) to our traditional industrial blowers. A water turbine resembles a blower operating in reverse, powered by water rather than air. Given this similarity, we began production of water turbines in our existing facilities and in shared facilities before our new turbine manufacturing facility was completed.

A typical ten megawatt water turbine costs approximately $450,000 and takes three to four months to construct.

The design and manufacturing of steam and water turbines require a high degree of engineering skill. We have a close relationship with Beijing 3-D, a high tech enterprise co-sponsored by the Chinese Academy of Sciences, for the purpose of developing new designs and manufacturing technology for the power generation equipment manufacturing industry in China. Beijing 3-D has developed world-class 3-dimensional CAD tools for use in the design of steam and water turbines. We anticipate obtaining rights to this technology in exchange for payment of a sales royalty on turbines utilizing the technology, although no formal agreement is currently in place. We believe this technology gives us significant advantages in providing our customers with the highest quality turbines, tailored precisely to their needs. Through its use, we believe we are able to:

- increase steam generator thermal efficiency by approximately 5% to 7%;
- reduce coal consumption by approximately 15 to 21g per KWH; and
- increase megawatt output by approximately 10% per unit.

As a result, we believe that we compete effectively in the turbine market. We also help provide for China's need for cleaner and more efficient electric power production.

Development of Our Steam and Water Turbine Business

On January 9, 2007, Wuhan Blower completed the formation of Wuhan Generating. To develop the Company's turbine business, Wuhan Blower reached an understanding with China Chang Jiang Energy Corporation ("China Chang Jiang"), which owns Wuhan Turbine Works, a manufacturer of energy turbines for power plants. China Chang Jiang has agreed to allow us to assume the operations of Wuhan Turbine Works related to the manufacture of steam turbines up to 300 megawatts and water turbines up to 200 megawatts. To this end, Wuhan Generating hired a number of the management team members from Wuhan Turbine Works. These former Wuhan Turbine Works management team members and a limited number of Wuhan Turbine Works skilled laborers helped Wuhan Generating launch its turbine operations in 2007. Wuhan Generating recruited 150 employees in 2009, and upon the installation of all the customized equipment in our turbine manufacturing facility, Wuhan Generating expects to hire approximately 100 additional employees to assist with turbine manufacturing.

We are utilizing a management strategy for Wuhan Generating that is similar to the one we used for Wuhan Blower during its first two years: management and employee restructuring, movement to a new facility (on our existing premises) and an intense focus on research and development.

We have constructed a turbine manufacturing facility adjacent to our blower manufacturing facilities. We manufacture turbines at our new facility, at our blower manufacturing facility and at shared facilities. We have purchased additional customized equipment for our turbine manufacturing facility and will install this equipment in order to increase our production capacity as we receive additional turbine orders from our customers. We have spent approximately $22.5 million on the turbine plant and related equipment; a portion of the funding for this project was derived from the net proceeds of our February 2007 private placement and the fall 2008 Series J Warrant exercises.

In addition, we have constructed an administrative building for the turbine manufacturing facility, which is located adjacent to the turbine manufacturing facility. The administrative building will be used by personnel in turbine supplies and sales and for other administrative tasks. Construction on the administrative building began in June 2006 and was completed in December 2007. We are currently conducting turbine sales from our blower administrative building. As our turbine sales grow and provide us with additional working capital, we will complete the interior of our turbine administrative building and transfer our current and future turbine administrative staff to this new building.

The development of the turbine business puts us on a high-margin per unit business path, offering us exceptional growth opportunities by participating in China's dynamic growth in electrical generating capacity requirements.

In starting our turbine enterprise, we have a seasoned, tested management team, the availability of cutting-edge design and manufacturing technology and a new fabrication facility. With these assets, we believe we have assembled the pieces to create the predominant steam and water turbine manufacturer in China.

In July 2007, we entered into a contract for approximately $26.37 million with Jiangsu Huangli Paper Industry Co., Ltd. ("Jiangsu Huangli") to build a thermal electric power plant with four boiler furnaces and two turbine generator groups in Jiangyin, Jiangsu. The construction of the power plant was temporarily suspended in 2009 due to the lack of funding by Jiangsu Huangli. We expect the power plant to be completed around June 2010.

Our Market

The market for blowers, steam turbines and water turbines in China is directly driven by the growth in the country's overall demand for electricity and the now mandated requirement for electrical generating equipment that is both more fuel efficient and less polluting. According to the Energy Information Administration, China currently has the second greatest amount of installed electrical capacity of any nation, trailing only the United States. China's total installed electricity generating capacity in 2009 was approximately 874 gigawatts according to the China Bureau of Statistics. According to the People's Daily Online, the Chinese government made the increase in installed capacity a major part of the 10th (2005) and 11th (2010) Five Year Plans. According to RNCOS, an industry research firm, China will consume around 16% of the world's energy by 2020.

China's electrical capacity is installed not only in centralized major power production plants, but also often on the premises of major industrial facilities. The on-site production of power allows a company to avoid brownouts or complete loss of service. In this manner, many companies have insulated themselves from the short-fall in overall capacity.

Distribution Methods

In our industrial blower and turbine businesses, we receive proposals and contracts mostly through referrals and competitive bidding. We have a marketing and sales team that provides support and consultation to our customers. We mainly market our products to steel companies, power plants, chemical companies, paper mills and hydroelectric power plants. We also collaborate with major system integrators to jointly develop and market new products. We have a well established sales team and a close involvement with major research institutes and design firms across China. We work jointly with these institutions to develop and customize products for the specific needs of our customers. We believe this interactive working relationship with customers has allowed us to win repeat business, increase visibility and enhance our growth.

We are still developing our relatively new blower and turbine parts and machinery equipment business. Currently, this business is primarily manufacturing products for use by our industrial blower and turbine businesses. Thus far, this business has utilized referrals and competitive bidding to secure orders from third parties. This business also has been working with our blower and turbine sales staff to market its products.

Our Customers

In our blower manufacturing business, we currently have a base of over 420 customers. Our turbine manufacturing business has approximately 62 customers. Our industrial parts and machinery equipment business has approximately 40 customers, not including Wuhan Blower and Wuhan Generating.

Raw Materials and Supplies

The principal raw materials used in the manufacture of our products are rolled steel and iron. We believe these materials are widely available from multiple sources, though we primarily obtain them from three suppliers: Wuhan Iron and Steel Group, Baoshan Iron & Steel Co. and Jinan Iron & Steel Co.

Research and Development

We believe that our research and development ("R&D") facilities are among the most advanced in the industry. Our R&D department operates out of a facility at our Wuhan campus. Our relationships with the Science and Technology University of Central China, Jiaotong University and the Acoustic Institute of China Science Academy allow us to stay abreast of the latest developments in the fields of fluid dynamics, material sciences and acoustics. We have a sophisticated acoustics lab in our facility, which we share with our university partners and which the China Fan Performance Test Center uses for some of its work. During 2009, R&D expense was approximately 1% of sales and we expect R&D expense to be approximately 1.5% of 2010 sales. Generally, we are able to offset these costs through increases in the sales price of our products.

Our Competition

We believe that there are currently approximately 2,000 blower and fan manufactures in China, but that most of these are small and do not have the R&D and manufacturing resources that we do. We compete mainly with six large scale manufacturers. We believe that there are currently approximately 240 turbine manufactures in China, but that most of these are small and do not have the R&D and manufacturing resources that we do. We believe there are approximately five significant manufacturers of steam and water turbines with whom we compete. In both our blower and turbine businesses, we compete primarily on the basis of reputation, price, quality, engineering, timeliness and post-purchase services.

Regulation

We do not face any significant government regulation of our businesses or in connection with the production of our products. We do not require any special government permits to produce our products other than those permits that are required of all corporations in China.

Our Employees

As of March 30, 2010, we employed approximately 810 full-time employees.

Each of Wuhan Blower, Wuhan Generating and Wuhan Sungreen has a trade union that protects employees' rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. This type of union is typical in the PRC and is not similar to American or European labor unions. We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting employees for our operations.

As required by applicable Chinese law, we have entered into employment contracts with all of our officers, managers and employees.

Our employees in the PRC participate in a state pension scheme organized by Chinese municipal and provincial governments. In addition, as required by PRC law, we provide employees in the PRC with various types of social insurance, including medical insurance, unemployment insurance and occupational injury insurance.

Item 1A. Risk Factors.

An investment in our common stock or other securities involves a number of risks. You should carefully consider each of the risks described below before deciding to invest in our common stock or other securities. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock or other securities could decline and you may lose all or part of your investment.

The risk factors presented below are all of the ones that we currently consider material. However, they are not the only ones facing our Company. Additional risks not presently known to us, or which we currently consider immaterial, may also adversely affect us. There may be risks that a particular investor views differently from us, and our analysis might be wrong. If any of the risks that we face actually occur, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In such case, the trading price of our common stock or the value of our other securities could decline, and you could lose part or all of your investment.

Risk Factors Related to Our Business

Our steam and water turbine business is a critical component of our growth and overall business strategy, yet our turbine facility is not fully operational and we have limited experience manufacturing turbines.

In late 2005, Wuhan Blower reached an understanding with many of the former management members of Wuhan Turbine Works, a business owned by China Chang Jiang Energy Corporation, whereby it would establish a new business utilizing their management and technology to manufacture small to mid-size steam and water turbines. At that time, we began producing turbines in our existing manufacturing facilities and in shared facilities. In March 2006, we broke ground on a new turbine manufacturing facility. The construction of the turbine manufacturing facility was completed in 2009 and approximately 90% of the equipment has been installed. As we receive additional turbine orders, we will install additional customized equipment in this facility in order to increase our production capacity. We have begun production of turbines from this facility and will expand production once the installation is complete. The manufacture of turbines has become a critical component of our business. However, we have only four years experience manufacturing turbines.

Because we have had a limited operating history in the turbine manufacturing business, it is difficult to forecast accurately our future revenues and expenses related to this business. Additionally, our turbine operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, developing our product and service offerings, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, complete the installation of the customized equipment and establish market recognition in this business. This will require us to expend significant resources, including capital and management time.

Wuhan Sungreen is not fully operational and we have little experience manufacturing and marketing parts for blowers and other industrial equipment.

Wuhan Sungreen currently produces industrial parts mainly for Wuhan Blower and Wuhan Generating. Because we have no experience in the parts and machinery equipment manufacturing business, we may not be successful in selling these products to third parties. In addition, it is difficult to forecast accurately our future revenues and expenses related to this business. We also have not completed construction of a workshop and other buildings to be used by Wuhan Sungreen. We expect this construction to be completed by the end of 2010.

Our operations will continue to be subject to risks inherent in the establishment of a new business, including, among other things, efficiently deploying our capital, developing our product and service offerings, developing and implementing our marketing campaigns and strategies and developing awareness and acceptance of our products. Our ability to generate future revenues from these operations will be dependent on a number of factors, many of which are beyond our control. To be successful, we must, among other things, complete our remaining workshop, integrate our existing management and establish market recognition in this business. This will require us to expend significant resources, including capital and management time.

We have not paid the remaining balance in connection with the Sukong Assets and we may require additional financing to meet this obligation and to complete construction of various buildings for Wuhan Sungreen.

We owe a balance of approximately $1.25 million in connection with the Sukong Assets. In addition, we must pay an additional $5.13 million to complete construction on the acquired facilities. We may require financing to meet these obligations. There is no guarantee that we will obtain such financing, and, if we are not able to meet our financial commitment in a timely manner, we may not be able to continue Wuhan Sungreen's operations.

Our management has identified material weaknesses in our internal control over financial reporting and disclosure controls and procedures that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

In conjunction with the preparation of this Form 10-K, our management carried out an evaluation of the effectiveness of the design and operation of our internal control over financial reporting and disclosure controls and procedures as of December 31, 2009. Based upon this evaluation, our CEO and CFO concluded that our internal control over financial reporting and disclosure controls and procedures contained significant deficiencies and material weaknesses and therefore were not effective. For more detailed information regarding our internal control over financial reporting and our disclosure controls and procedures, see Part II, Item 9A Controls and Procedures.

If we are unable to improve our financial and management controls and hire additional accounting and finance staff experienced in addressing complex accounting matters applicable to U.S. public reporting companies, in each case in a timely and effective manner, our ability to comply with the accounting and financial reporting requirements and other rules that apply to public reporting companies would be impaired.

If the remedial policies and procedures we implement are insufficient to address the identified material weaknesses, or if additional significant deficiencies or material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure also could adversely affect the results of the periodic management evaluations regarding the effectiveness of our internal control over financial reporting.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy reporting requirements, which will increase our costs and require additional management resources.

As a U.S. public reporting company, we are required to comply with the Sarbanes-Oxley Act and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. We also are required to comply with marketplace rules to maintain our NASDAQ listing. Compliance with the Sarbanes-Oxley Act and other SEC and NASDAQ requirements will increase our costs and require additional management resources. We have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

Our substantial indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

We have incurred substantial debt to finance our growth. As of December 31, 2009, we had approximately $46.76 million of outstanding bank loans and notes. This indebtedness could have important consequences to us, such as:

- limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;
- limiting our operational flexibility due to the covenants contained in our debt agreements;
- limiting our ability to invest operating cash flow in our business due to debt service requirements;
- limiting our ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns; and
- increasing our vulnerability to fluctuations in market interest rates.

Our ability to meet our expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. If we do not have enough money to pay our debt service obligations, we may be required to raise additional equity capital, sell assets or borrow more money. We may not be able, at any given time, to raise additional equity capital, sell assets or borrow more money on terms acceptable to us or at all. In the past, we have refinanced our debt prior to maturity. However, there can be no assurance that we will be able to refinance our debt on favorable terms, if at all, in the future.

Restrictions in our loan agreement with Standard Chartered Bank limit our operating and strategic flexibility.

Our current loan agreement with Standard Chartered Bank (China) Limited, Guangzhou Branch contains covenants and events of default that, among other things, require us to satisfy financial tests and maintain financial ratios. Among other things, these covenants and events of default limit our ability to:

- incur additional debt;
- create or permit to exist certain liens;
- pay dividends on capital stock;
- engage in specified asset sales;
- enter into transactions with affiliates;
- engage in mergers and acquisitions; and
- make capital expenditures.

Events beyond our control could affect our ability to comply with these covenants, including the required financial ratios. Failure to comply with any of these debt covenants would result in a default under this loan agreement. A default would permit the lender to accelerate the maturity of the debt under this agreement, foreclose upon our assets securing the debt and terminate any commitments to lend. Under these circumstances, we may not have sufficient funds or other resources to satisfy our debt and other obligations. In addition, the limitations imposed by the loan agreement on our ability to incur additional debt and to take other actions may significantly impair our ability to obtain other financing and may prevent us from taking advantage of attractive business opportunities.

We are subject to certain financial loan covenants under our loan agreement with Standard Chartered Bank. If we are unable to satisfy these covenants or obtain a waiver, the lender could demand immediate repayment of this loan.

We are required to comply with certain financial covenants under the loan agreement with Standard Chartered Bank, including the requirement to maintain certain leverage ratios among other things. If we are not able to comply with such covenants, the Company's outstanding loan balance could become due and payable immediately and our existing credit facilities with Standard Chartered Bank could be cancelled. Unless we are able to obtain a waiver from Standard Chartered Bank for any covenant violations, our business, financial condition and results of operations would be significantly harmed.

The Company was in compliance with all loan covenants as of December 31, 2009, except that the Company did not comply with the days accounts receivable ratio covenant in its loan agreement with Standard Chartered. This ratio is calculated by dividing the Company's 2009 revenue by 360 and then dividing that number into accounts receivable. At December 31, 2009, the Company's days account receivable ratio was 209, which was above the maximum of 180 provided in the Standard Chartered loan agreement. The Company has requested a waiver from Standard Chartered for this noncompliance. Based on the Company's conversations with Standard Chartered, the Company does not believe that Standard Chartered will take any adverse action against the Company for noncompliance with this financial covenant. However, Standard Chartered Bank may not provide a waiver on acceptable terms.

Our President and Chief Executive Officer personally guarantees certain of our financing, the loss of which would adversely affect our business prospects, results of operations and financial condition.

Our President and Chief Executive Officer, Mr. Xu Jie, personally guarantees certain loan facilities that have become an important financing source to our businesses due to recent cash constraints, which we expect to continue in the near term. We have no agreement with Mr. Xu regarding his providing such personal guarantees. Therefore, Mr. Xu could discontinue his guarantee of our financing at any time. Furthermore, if Mr. Xu ceases to serve as our President and Chief Executive Officer, or in some similar capacity, by reason of his death, resignation, termination or for any other reason, we would likely immediately lose our access to this financing. If this financing were not available to us and we were unable to replace it with another source of financing or cash on hand, in the near term we would have to significantly reduce our spending, which would have a material adverse effect on our business prospects, financial condition and results of operations.

Default in payment by one or more customers that have large account receivable balances could adversely impact our results of operations and financial condition.

A significant portion of our working capital consists of accounts receivable from customers. As of December 31, 2009, we had an aggregate amount of $53.96 million in accounts receivables. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable or unwilling to make timely payments, our business, results of operation, financial condition or liquidity could be adversely affected. The recent economic downturn has resulted in longer payment cycles and increased collection costs in excess of management's expectations. The economic downturn also may result in higher defaults than we anticipate.

We rely on third-party relationships to augment our research and development capabilities. If we fail to establish new, or maintain existing, collaborative arrangements, or if our partners do not perform, we may be unable to research and develop new products and make technological advancements.

Although we maintain our own research and development facilities, we also rely on collaborative arrangements with third-parties to research and develop new products and make technological advancements. For example, we have relationships with the Science and Technology University of Central China, Jiaotong University and the Acoustic Institute of the China Science Academy that allow us to stay abreast of the latest developments in the fields of fluid dynamics, material sciences and acoustics. We would be harmed by the loss of such relationships. In addition, we license technological information, and receive related technical assistance, from Mitsubishi Heavy Industries, Ltd. in connection with the majority of axial flow fans that we produce. If we fail to retain our rights under the license agreement, we would not be able to produce axial flow fans using the technical information provided by Mitsubishi. Additional collaborations may be necessary in the future. If we fail to enter into additional collaborative arrangements or fail to maintain our existing collaborative arrangements, we may not be able to compete successfully with other companies that achieve technological advancements.

Our dependence on collaborative arrangements with third-parties subjects us to a number of risks, including, among others:

- collaborative arrangements may not be on terms favorable to us;
- disagreements with partners may result in delays in research and development, termination of our collaboration agreements or time consuming and expensive legal action;
- we cannot control the amount and timing of resources that our partners devote to our research and development and our partners may not allocate sufficient funds or resources to our projects, or may not perform their obligations as expected;
- partners may choose to research and develop, independently or with other companies, alternative products or technological advancements, including products or advancements that would compete with ours;
- agreements with partners may expire or be terminated without renewal, or partners may breach collaboration agreements with us;
- business combinations or significant changes in a partner's business strategy might adversely affect that partner's willingness or ability to complete its obligations to us; and
- the terms and conditions of the relevant agreements may no longer be suitable.

The occurrence of any of these or similar events could adversely affect our research and development capabilities.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability insurance coverage for our operations. If we incur any losses, we will have to bear those losses without any assistance. As a result, we may not have sufficient capital to cover material damage to, or the loss of, our manufacturing facilities due to fire, severe weather, flood or other causes, and such damage or loss would have a material adverse effect on our financial condition, business and prospects.

Our results could be adversely impacted by product quality and performance.

We manufacture and install products based on specific requirements of each of our customers. We believe that future orders of our products or services will depend on our ability to maintain the performance, reliability and quality standards required by our customers. If our products or services have performance, reliability or quality problems, we may experience delays in the collection of accounts receivables, higher manufacturing or installation costs, additional warranty and service expense, and reduced, cancelled or discontinued orders. Additionally, performance, reliability or quality claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages.

Price fluctuations and supply constraints in the steel and iron markets could reduce our profit margins or prevent us from meeting delivery schedules to our customers.

Our business is dependent on the prices and supply of steel and iron, which are the principal raw materials used in our products. The steel and iron industries are highly cyclical in nature, and steel and iron prices have been volatile in recent years and may remain volatile in the future. Steel and iron prices are influenced by numerous factors beyond our control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. In 2007 and early 2008, there were unusually rapid and significant increases in steel and iron prices and severe shortages in the steel and iron industries due in part to increased demand from China's expanding economy and high energy prices. These increases were followed in the second half of 2008 by significant decreases. We do not have any long-term contracts for the purchase of steel and iron and normally do not maintain inventories of steel and iron in excess of our current production requirements. We can give you no assurance that steel and iron will remain available to us at competitive prices or that prices will not continue to be volatile. If the available supply of steel and iron declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition.

Expansion of our business may strain our management and operational infrastructure and impede our ability to meet any increased demand for our products. In addition, we may need additional funding to support our growth, and this funding may not be available to us.

Our business plan is to grow significantly our operations by meeting the anticipated growth in demand for existing products, and by introducing new products. Our planned growth includes the continued development of our turbine manufacturing business and the development of our industrial parts and machinery equipment business. Growth in our businesses may place a significant strain on our personnel, management, financial systems and other resources. Our business growth also presents numerous risks and challenges, including:

- our ability successfully and rapidly to expand sales to potential customers in response to potentially increasing demand;
- the costs associated with such growth, which are difficult to quantify, but could be significant; and
- rapid technological change.

To accommodate this growth and compete effectively, we may need to obtain additional funding to improve and expand our manufacturing facilities, information systems, procedures and controls and to expand, train, motivate and manage existing and additional employees. Funding may not be available in a sufficient amount or on favorable terms, if at all. If we are not able to manage these activities and implement these strategies successfully to expand to meet any increased demand, our operating results could suffer.

We depend heavily on key personnel, and turnover of key employees and senior management could harm our business.

Our future business and results of operations depend in significant part upon the continued contributions of our key technical and senior management personnel, including in particular Xu Jie, our President, Chief Executive Officer and Chairman of the Board. They also depend in significant part upon our ability to attract and retain additional qualified management, technical, marketing and sales and support personnel for our operations. If we lose a key employee, if a key employee fails to perform in his or her current position, or if we are not able to attract and retain skilled employees as needed, our business could suffer. Significant turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key employees in managing the manufacturing, technical, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

We are a holding company and rely on the receipt of dividends from our operating subsidiaries. We may encounter limitations on the ability of our subsidiaries to pay dividends to us.

As a holding company, we have no direct business operations other than the ownership of our operating subsidiaries. Our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions relating to doing business in China as discussed below. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may reduce the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars.

The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to their corporate structure.

All of our operations are conducted in China and substantially all of our revenues are generated in China. Chinese regulations currently permit the payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or U.S. GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future. The limitations on distributions of the profits of our Chinese operating subsidiaries could negatively affect our financial condition and assets, even if our U.S. GAAP financial statements indicate that our operations have been profitable.

Currently, our subsidiaries in China are the only significant sources of revenues or investment holdings for the payment of dividends. If they do not accumulate sufficient profits under Chinese accounting standards and regulations, we will be unable to pay any dividends.

We enjoy certain preferential tax concessions, and the loss of these preferential tax concessions would cause our tax liabilities to increase and our profitability to decline.

On January 1, 2008, the Law of the People's Republic of China on Enterprise Income Tax, or the EIT Law, became effective. In accordance with the EIT Law, the corporate income tax rate was set at 25% for all enterprises. However, certain industries and projects, such as enterprises with foreign investors, may enjoy favorable tax treatment pursuant to the EIT Law and its implementing rules. For 2009, Wuhan Blower and Wuhan Generating were subject to a 12.5% income tax rate and Wuhan Sungreen was subject to a 25% income tax rate. We expect that our operating subsidiaries will be subject to the same rates in 2010.

There can be no assurance that we will continue to qualify for this preferential tax treatment or that Chinese tax regulations will remain the same. If we do not continue to receive our reduced income tax rate, our tax liabilities will increase and our net income will decrease accordingly.

Under the EIT Law, we may be classified as a "resident enterprise" for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

Under the EIT Law, an enterprise established outside of China whose "de facto management bodies" are located in China is considered a "resident enterprise" and is subject to the 25% enterprise income tax rate on its worldwide income. The EIT Law and its implementing rules are relatively new and it is unclear how tax authorities will determine the tax residency of enterprises established outside of China.

Based on a recent Notice issued by the State Administration of Taxation, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a resident enterprise if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors or senior management resides in China.

All of our management is currently based in China. If the PRC tax authorities determine that our U.S. holding company is a "resident enterprise" for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The "resident enterprise" classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the new "resident enterprise" classification, the EIT Law may change in the future, possibly with retroactive effect. If we are classified as a "resident enterprise" and we incur these tax liabilities, our net income will decrease accordingly.

Risks Related to the Market for Our Stock and Our Capital Structure

The issuance of shares of common stock upon the exercise or conversion of outstanding securities may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

As of December 31, 2009, there were 24,941,524 shares of our common stock issuable upon conversion of outstanding Series A Preferred Stock and Series B Preferred Stock and exercise of outstanding warrants and options. The issuance of our shares upon the exercise or conversion of these securities will increase the number of shares of our common stock outstanding, which could depress the market price of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

We are prohibited from declaring dividends on our common stock or acquiring any of our equity securities so long as our Series A Preferred Stock remains outstanding.

Pursuant to the terms of the Series A Convertible Preferred Stock Purchase Agreement, which was entered into in connection with the February 2007 private placement, we cannot declare or pay any dividends or make any other distributions to any holders of common stock or acquire any of our equity securities so long as any of the Series A Preferred Stock is outstanding. While our Series A Preferred Stock remains outstanding, our holders of common stock will have to rely solely on stock price appreciation for any return on their investment.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management team.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team, which has limited experience operating a U.S. public company, will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Climate change and related regulatory responses may impact our business.

Climate change as a result of emissions of greenhouse gases is a significant topic of discussion and may generate U.S. federal and other regulatory responses in the near future, including the imposition of a so-called "cap and trade" system. It is impracticable to predict with any certainty the impact of climate change on our business or the regulatory responses to it, although we recognize that they could be significant. The most direct impact is likely to be an increase in energy costs, which would increase slightly our operating costs, primarily through increased utility and transportations costs. In addition, many of our consumers operate power plants and any restrictions or penalties on their operations could adversely affect their demand for our products. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which we operate, we could be harmed. While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, our plans may not fully protect us from all such disasters or events.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act are relatively new for our Company, and if we fail to comply in a timely manner, investor confidence could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act require an annual assessment of a public company's internal control over financial reporting by management and an audit of the public company's internal control over financial reporting by such company's independent registered public accountants. We completed annual assessments of our internal controls in connection with the preparation of our Form 10-KSB for the fiscal year ended December 31, 2007 and our Form 10-K for the fiscal years ended December 31, 2008 and 2009. These assessments identified material weaknesses in our internal control over financial reporting. The audit requirement will first apply to our Form 10-K for the fiscal year ended December 31, 2010. Since this audit process will be new for our company, we may encounter problems or delays in completing the implementation of any requested improvements and receiving the audit report from our independent registered public accountants. Since we previously have not been able to assess our internal control over financial reporting as effective, our independent registered public accountants may not be able to provide an unqualified report for the fiscal year ended December 31, 2010. This may negatively impact investor confidence and our share price.

Our principal stockholder has the ability to control our operations, including the election of our directors.

Fame Good International Limited, a holding company controlled by our President and Chief Executive Officer, Xu Jie, is the owner of approximately 70.6% of our outstanding voting securities (excluding shares of our Series A and Series B Preferred Stock which, until converted into common stock, only vote as a class on certain matters affecting such preferred stock). As a result, Mr. Xu possesses significant influence, giving him the ability, among other things, to elect each member of our Board of Directors and to authorize or prevent proposed significant corporate transactions. His ownership and control also may have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer. Additionally, Mr. Xu's interests may differ from the interests of our other stockholders.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change in control.

Our Articles of Incorporation authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

In the last 30 years, despite a process of devolution of regulatory control to provincial and local levels and resulting economic autonomy and private economic activities, the Chinese central government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision to adjust economic policies or even to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Any recurrence of severe acute respiratory syndrome, or SARS, the H1N1 virus (swine flu) or another widespread public health problem, could harm our operations.

A renewed outbreak of SARS or another widespread public health problem such as new strains of avian influenza or the H1N1 virus (swine flu) in China could have a negative effect on our operations.

Our operations may be impacted by a number of health-related factors, including the following:

- quarantines or closures of some of our manufacturing facilities or offices which would severely disrupt our operations,
- the sickness or death of our key officers and employees, and
- a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could damage our operations.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The majority of our revenues are settled in Renminbi, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign investment enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition and the value of our common stock.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the Company and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our capital stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including the U.S. dollar, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. dollar has remained stable and has appreciated against the U.S. dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China's current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. Since then, the Renminbi has appreciated by more than 20% against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar.

Inflation in the PRC could negatively affect our profitability and growth.

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. During the past 15 years, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation as low as approximately minus 2%. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in the costs of supplies such as raw materials, it may have an adverse effect on our profitability.

PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate.

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investment via Overseas Special Purpose Companies.

In accordance with the notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the notice, the PRC residents must each submit a registration form to the local provincial SAFE branch with respect to their establishment of an offshore company and also must file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The notice also provides that failure to comply with the registration procedures set forth therein may result in restrictions on our PRC resident stockholders and subsidiaries. Pending the promulgation of detailed implementation rules, the relevant government authorities are reluctant to commence processing any registration or application for approval required under the SAFE notices.

In addition, on August 8, 2006, the Ministry of Commerce ("MOFCOM"), joined by the State-Owned Assets Supervision and Administration Commission of the State Council, State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission and SAFE, amended and released the Provisions for Foreign Investors to Merge and Acquire Domestic Enterprises, new foreign-investment rules which took effect September 8, 2006, superseding much, but not all, of the guidance in the prior SAFE circulars. These rules significantly revised China's regulatory framework governing onshore-offshore restructurings and how foreign investors can acquire domestic enterprises. These rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in China and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the Chinese government to monitor and prohibit foreign control transactions in key industries.

These rules may significantly affect the means by which onshore-offshore restructurings are undertaken in China in connection with offshore private equity and venture capital financings, mergers and acquisitions. It is expected that such transactional activity in China in the near future will require significant case-by-case guidance from MOFCOM and other government authorities as appropriate. It is anticipated that application of the rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure that our PRC and offshore activities continue to comply with PRC law. Given the uncertainties regarding interpretation and application of the rules, we may need to expend significant time and resources to maintain compliance.

It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of the SAFE notices and rules.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Chinese companies and some other foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in the PRC, and our executive officers and employees have not been subject to the United States Foreign Corrupt Practices Act prior to the completion of the share exchange in February 2007. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

PRC companies historically have not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and computer, financial and other control systems. As a result, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet standards required of U.S. public companies. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act. Any such deficiencies, weaknesses or lack of compliance could have a material adverse effect on our business.

Our business may be adversely affected as a result of China's entry into the World Trade Organization ("WTO") because the preferential tax treatments available to us may be discontinued and foreign manufacturers may compete with us in the PRC.

The PRC became a member of the WTO on December 11, 2001. The current tax benefits that we enjoy may be discontinued as a result of the PRC's membership in the WTO. If this happened, our profitability would be adversely affected. In addition, we may face additional competition from foreign manufacturers if they set up their production facilities in the PRC or form Sino-foreign joint ventures with our competitors in the PRC. In the event that we fail to maintain our competitiveness against these competitors, our profitability may be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original legal actions in China based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our management.

All of our current operations are conducted in China. Moreover, the majority of our officers and directors are currently nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process upon these persons within the United States or elsewhere outside China. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or our officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original legal actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

Item 1B. Unresolved Staff Comments.

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 2. Properties.

Wuhan Blower and Wuhan Generating are located on a shared campus in the Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone in the southernmost part of Wuhan, Hubei Province, People's Republic of China, where we have easy access to the railroads, waterways and roads necessary for the transportation of our products and where we operate in a new facility in a campus-like setting. We hold a long term lease on a property with a land area of approximately 1,400,000 square feet with approximately 440,000 square feet of administration and factory space, which is used to produce blowers and turbines. We finished constructing a new turbine manufacturing facility in 2009, which occupies an additional 215,482 square feet, and the exterior of an administrative building that will facilitate the orders and sales of turbines. The new administrative building will house the business operations of Wuhan Generating and will provide an additional 134,656 square feet. We also hold a long term lease on a property with a land area of approximately 792,547 square feet used by Wuhan Sungreen to produce industrial parts and machinery equipment. Wuhan Sungreen has constructed two of its workshops, and once it completes its third workshop and an administrative building which the Company expects construction on both to be completed by the end of 2010, Wuhan Sungreen will have approximately 650,367 square feet of workshops, warehouse, retail, office and dormitory buildings.

We have sales offices in the following cities:

- Xi'an;
- Guangzhou;
- Shanghai;
- Beijing;
- Chongqing; and
- Nanjing.

Item 3. Legal Proceedings.

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.

Item 4. Reserved.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

On July 18, 2008, our common stock commenced trading on the NASDAQ Capital Market under the symbol "WUHN." Prior to that time, our common stock was quoted on the OTC Bulletin Board. The following table sets forth the high and low sale prices for our common stock for each full quarterly period for the last two completed fiscal years.

	Low	High
First Quarter 2008	$7.01	$17.50
Second Quarter 2008	$4.00	$10.90
Third Quarter 2008	$3.00	$ 8.00
Fourth Quarter 2008	$2.32	$ 6.38
First Quarter 2009	$2.41	$ 4.77
Second Quarter 2009	$1.57	$ 2.74
Third Quarter 2009	$1.59	$ 4.00
Fourth Quarter 2009	$1.87	$ 2.64

Holders

As of March 30, 2010, there were approximately 147 holders of record of our common stock.

Dividends

We have not declared or paid any cash dividends on our common stock during the last three fiscal years. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.

The holders of our Series A Preferred Stock are entitled to receive, out of legally available assets, dividends at the rate of 5% per annum, which accrue quarterly. Dividends on the Series A Preferred Stock, which are payable in cash or registered shares of common stock, are cumulative and are prior and in preference to payment of any dividend or distribution on any junior stock, including our Series B Preferred Stock and common stock. So long as any shares of our Series A Preferred Stock are outstanding, we cannot pay any dividend or make any distribution on any junior stock.

Equity Compensation Plan Information

We maintain the 2007 Stock Option Plan (the "Plan") pursuant to which we may grant options to purchase shares of common stock to eligible persons. The following table sets forth summary information regarding options granted and outstanding under equity compensation plans approved and not approved by the Company's stockholders. The following table provides information about option awards under the Plan as of December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under the Plan (excluding securities reflected in first column)
Equity compensation plans previously approved by security holders	80,000	$7.08	2,920,000
Equity compensation plans not approved by security holders	—	—	—
Total	80,000	$7.08	2,920,000

Item 6. Selected Financial Data.

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

The Company is a holding company that conducts its operations through three indirect operating subsidiaries: Wuhan Blower, Wuhan Generating and Wuhan Sungreen, each a company operating in China. UFG, a wholly owned subsidiary of the Company, owns 100% of the capital stock of Wuhan Blower, which in turn owns 100% of the capital stock of Wuhan Generating and Wuhan Sungreen.

The information and data contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations reflect the operating results and financial condition for the years ended December 31, 2009 and 2008.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales. Sales decreased $25.55 million, or 21.54%, to $93.08 million in 2009 from $118.63 million in 2008. The decrease in sales was primarily due to a delay in the equipment replacement cycle within China's steel manufacturing companies which resulted in fewer sales in 2009 and capital expenditure restrictions on our power plant customers due to the global economic crisis.

Cost of Sales. Our cost of sales decreased $14.72 million, or 17.43%, to $69.72 million in 2009 from $84.44 million in 2008. This decrease was due to the significant decrease in sales of $10.66 million due to lower demand from steel companies for our blower products and a decrease in sales of $15.64 million in our turbine business.

Gross Profit. Our gross profit decreased $10.83 million, or 31.68%, to $23.36 million in 2009 from $34.19 million in 2008. Gross profit as a percentage of sales was 25.10% in 2009 compared to 28.82% in 2008. The decline in gross profit is primarily driven by the decrease in sale price of our turbine products, which decreased about 12.04% due to increased competition and from the lower economies of scale due to our decrease in sales.

Selling Expenses. Our selling expenses in 2009 decreased approximately $1.74 million, or 51.99%, to approximately $1.61 million from approximately $3.35 million in 2008. As a percentage of sales, selling expenses were 1.73% in 2009 compared to 2.82% in 2008. This decrease as a percentage of sales was primarily attributable to lower incentive expenses as a result of the significant decrease in sales.

General and Administrative Expenses. Our general and administrative expenses decreased approximately $157,408, or 2.03%, to $7.60 million in 2009 from approximately $7.75 million in 2008. This decrease was primarily due to management's effective control of expenses, offset by a consultancy fee of approximately $187,624 relating to a bridge loan in 2009. As a percentage of sales, general and administrative expenses were 8.16% in 2009 compared to 6.54% in 2008. This increase as a percentage of sales was primarily attributable to the lower economies of scale as a result of the significant decrease in sales and the reasons mentioned above.

Warranty Expense. Our warranty expense decreased to approximately $371,764 in 2009 from approximately $469,586 in 2008. This decrease was primarily due to our decrease in sales. As a percentage of sales, warranty expense was 0.40% in 2009, which is consistent with that in 2008.

Operating Income. Our operating income decreased $8.84 million, or 39.06%, to $13.78 million in 2009 from $22.62 million in 2008. As a percentage of sales, operating income was 14.81% in 2009 compared to 19.07% in 2008. This decrease as a percentage of sales was primarily attributable to the lower economies of scale as a result of the significant decrease in sales and the reasons mentioned above.

Interest Income. Our interest income increased to approximately $341,071 in 2009 from approximately $84,525 in 2008. This income was primarily due to the interest on the restricted cash deposit.

Other Income (Expenses). Our other income decreased to approximately $226,798 in 2009 from approximately $986,678 in 2008. As a percentage of sales, other income was 0.24% in 2009 compared to 0.83% in 2008. Our other expenses decreased to approximately $92,132 in 2009 from approximately $199,621 in 2008. As a percentage of sales, other expenses was 0.10% in 2009 compared to 0.17% in 2008.

Interest Expense. Our interest expense increased to approximately $3.20 million in 2009 from approximately $1.99 million in 2008. This increase was primarily due to an increase in bank borrowings to approximately $46.76 million at December 31, 2009 from approximately $36.63 million at December 31, 2008. Moreover, additional interest of approximately $555,484 relating to bridge loan and a fee of approximately $58,572 relating to a loan arrangement was incurred in 2009. As a percentage of sales, interest expense was 3.44% in 2009 and 1.68% in 2008.

Income Taxes. The Company's income tax liability was approximately $1.45 million in 2009 compared to $0 in 2008. This increase resulted from the expiration of a tax holiday enjoyed by the Company in 2008. For the year ended December 31, 2009, Wuhan Blower and Wuhan Generating were subject to a 12.5% tax rate and Wuhan Sungreen was subject to a 25% tax rate.

Net Income. Our net income decreased $7.69 million, or 47.60%, to $8.46 million in 2009 from $16.15 million in 2008, as a result of the factors described above, offset by a non-cash charge of $1.15 million in 2009 compared to $5.36 million in 2008.

Liquidity and Capital Resources

Our primary capital needs have been to fund the working capital requirements necessitated by the expansion of our manufacturing facilities and the development of our new industrial parts and machinery equipment business. We finance our business operations primarily through cash generated by our operations, bank loans and various financing transactions. As of December 31, 2009, we had cash and cash equivalents of $8.17 million, including restricted cash of $7.76 million.

As discussed above, in 2009, our sales decreased 21.54% compared to 2008. This decrease in sales was primarily due to a delay in the equipment replacement cycle within China's steel manufacturing companies which resulted in fewer sales and capital expenditure restrictions on our power plant customers due to the global economic crisis. For many of the same reasons, we also have experienced significant delays in receiving payments from our customers. As discussed in more detail below, the number of days sales were outstanding increased 93 days at December 31, 2009, compared to December 31, 2008. The combination of these factors resulted in our income from operations being insufficient to meet our working capital needs. At the same time, banks tightened their lending policies as a result of the turmoil in the credit markets. This required us to use bridge loans to finance our working capital needs during this period.

On November 11, 2009, we closed a new loan facility with Standard Chartered Bank (China) Limited, Guangzhou Branch; this loan facility provides up to RMB 303,100,000 (approximately $44.4 million) in senior secured debt financing. As described in more detail below, the proceeds received to date have been used to repay our existing bank loans and notes and fund our ongoing construction projects. In addition, the loan proceeds should allow us to use our operating income to fund our working capital needs.

The majority of our customers pay us in installments at various stages of project completion. The percentage of the purchase price due at the various stages varies somewhat between contracts. In our standard sales contract, we receive 60% of the purchase price of a piece of equipment at the time of delivery. Alternatively, some sales contracts provide for 15% due upon signing and 45% due upon delivery. We generally receive an additional 30% of the purchase price when the equipment is installed and runs without problem for 72 hours. However, since our equipment is generally a component of a larger project, there are times that customers do not allow us to install the equipment immediately upon delivery. We generally require the final 10% no less than 18 months following the installation. Moreover, for our customers with restricted capital expenditures, the payment due upon delivery and after installation is occasionally delayed. Due to the global economic crisis, some customers did not strictly adhere to the contractual payment terms. This increased our accounts receivable, which is discussed in detail below. Although the payment terms in our standard sales contract result in a long payment cycle, we believe our payment terms are typical in our industry in China and the allowance of bad debts according to our accounting policy is effective and sufficient.

Accounts receivable are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. Pursuant to the Company's accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding accounts receivable. In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required. Bad debts are charged against the allowance when outstanding accounts receivable have been determined to be uncollectible. We provide for bad debts principally based upon the aging of accounts receivable, in addition to collectability of specific customer accounts, our history of bad debts and the general condition of the industry. Due to the difficulty in assessing future trends and the global economic downturn, we could be required to increase our provisions for doubtful accounts. As our accounts receivable age and become uncollectible, our cash flow and results of operations are negatively impacted.

Accounts receivable increased from $41.5 million to $54.0 million from December 31, 2008 to December 31, 2009. The allowance for bad debt provided in accordance with the Company's accounting policy was $2.8 million at December 31, 2009. The Company applied a rate of 5% on outstanding accounts receivable, which resulted in an allowance of $1.6 million. The number of days that sales were outstanding increased in 2009 when compared to 2008; so, the Company made an assessment of its outstanding receivables and provided a specific write off during the year in the amount of $1.9 million to reflect actual unrecoverable amounts. Although the Company's results of operations were adversely impacted by the global economic slowdown in 2008 and in the first half of 2009, the Company is experiencing a recovery and it believes that its customers will make payments on their outstanding balances.

In order to manage this increase in accounts receivable, we have employed additional resources in collecting on outstanding accounts receivable and have aligned more closely sales commissions with the collection on sales. The accounts receivable balance increased by $12.48 million, with a corresponding increase in days sales outstanding of 93 days, at December 31, 2009 compared to December 31, 2008. This increase resulted primarily from delayed payments from our major customers. Our major customers, particularly state-owned steel companies and power generating companies, delayed their payments to the Company due to the economic slow down and the resulting restrictions on their cash. This resulted in a significant increase in days sales outstanding for our accounts receivable. In addition, most of our major customers demanded lower prepayments and progress billings and longer payment terms. All of these factors negatively affected the Company's operating cash flow.

At December 31, 2009, we had $4.68 million in other receivables, which is an increase of approximately $2.97 million compared to the balance at December 31, 2008.

We also had advances to suppliers of $24.62 million at December 31, 2009, which increased by $4.34 million compared to the balance at December 31, 2008. The increase was mainly due to significant payments made during the year 2009 to suppliers for electrical power generators and raw materials. We typically need to place a deposit in advance with our suppliers on a portion of the purchase price, and for some suppliers, we must maintain a deposit for future orders.

We had inventory turnover of 7.10 times and 12.84 times for the year ended December 31, 2009 and December 31, 2008, respectively. We calculate inventory turnover as sales divided by average inventory. Inventory increased $987,021 in raw materials, $4.25 million in work in progress and decreased $194,561 in finished goods for the year ended December 31, 2009. The raw materials increase resulted from the Company's effort to increase desired stock levels to take advantage of decreased steel prices during 2009 and to increase production level.

Net cash used in operating activities for 2009 was approximately $15.42 million, as compared to approximately $5.48 million used in 2008. This change was primarily due to a decrease in net operating income coupled with an increase in receivables with a relatively long collection period and increased advances to suppliers, but partially offset by an increase in customer deposits.

Net cash provided in investing activities in 2009 was approximately $2.92 million, as compared to approximately $16.83 million used in 2008. This change was mainly a result of a decrease in restricted cash.

Net cash provided by financing activities in 2009 was approximately $9.93 million, as compared to approximately $19.95 million provided in 2008. This change was primarily due to the proceeds raised from the exercise of warrants by investors in 2008.

We intend to expend a significant amount of capital to complete our facilities and the installation of equipment and to make deposits for performance bonds for new projects that we have obtained. In light of the Company's new credit facility with Standard Chartered Bank, which is discussed below, the Company believes that its currently available working capital, combined with cash from operations and bank financing, should be adequate to sustain operations at current levels through at least the next 12 months. For our long-term strategic growth, the Company will continue to rely upon debt and capital markets for any necessary long-term funding not provided by operating cash flows. Funding decisions will be guided by our capital structure planning objectives. The primary objectives of the Company's capital structure planning are to maximize financial flexibility and preserve liquidity while reducing interest expense.

Bank Loans Generally

As of December 31, 2009, we had banking facilities in the form of bank loans and loan facilities from other non-bank entities totaling approximately $46.76 million (based on an exchange rate of 6.83720 RMB per 1 U.S. dollar). The Company had no availability under its bank facilities and loan facilities as of December 31, 2009. Information regarding these loans is set forth below in US $.

Subsidiary	Type	Name of Creditor	Due Date	Interest Rate Per Annum	At December 31, 2009	At December 31, 2008
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/20/2009	8.96%	$ —	$ 729,479
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/22/2009	8.96%	—	729,479
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/25/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/27/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/29/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/4/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/23/2009	8.96%	—	583,584
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/26/2009	8.96%	—	1,167,168
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/24/2009	8.96%	—	1,167,168
Wuhan Blower	Bank Loans	China Citic Bank	4/19/2010	5.31%	3,656,467	—
Wuhan Blower	Bank Loans	Bank of China Ltd.	3/2/2010	5.40%	804,423	—
Wuhan Blower	Bank Loans	Guangdong Development Bank	6/15/2010	6.37%	1,608,846	—
Wuhan Blower	Bank Loans	Agricultural Bank of China	8/6/2010	5.84%	7,312,935	—
Wuhan Blower	Bank Loans	Hankou Bank	7/5/2010	4.425%	833,675	—
subtotal					**14,216,346**	**7,294,798**
Wuhan Blower	Notes Payable	China Minsheng Banking Corp., Ltd.	1/22/2009		—	1,458,959
Wuhan Blower	Notes Payable	Citic Industrial Bank	3/27/2009		—	3,647,399
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		—	1,313,064
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	3/2/2009		—	1,750,751
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		—	1,313,064
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/10/2009		—	579,760
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/18/2009		—	744,069
Wuhan Blower	Notes Payable	Standard Chartered Bank	4/21/2010		1,828,234	—
Wuhan Blower	Notes Payable	Standard Chartered Bank	3/3/2010		417,047	
Wuhan Blower	Notes Payable	Standard Chartered Bank	3/18/2010		1,462,587	
Wuhan Blower	Notes Payable	Standard Chartered Bank	2/11/2010		731,294	
Wuhan Blower	Notes Payable	Bank of Communications	1/24/2010		892,178	—
subtotal					**5,331,340**	**10,807,067**
Wuhan Generating	Bank Loans	Citic Industrial Bank	3/2/2009	8.22%	—	2,917,919
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	1/7/2009	7.47%	—	1,458,959
Wuhan Generating	Bank Loans	Hankou Bank	10/13/2010	5.31%	1,462,587	—
Wuhan Generating	Bank Loans	Bank of Communications	12/23/2010	5.67%	1,462,587	—
Wuhan Generating	Bank Loans	Bank of Communications**	12/23/2010	5.67%	1,462,587	1,458,959
subtotal					**4,387,761**	**5,835,837**
Wuhan Generating	Long Term Loan	Standard Chartered Bank	12/17/2012	9.40%	2,925,714	—
Wuhan Blower	Long Term Loan	Standard Chartered Bank	12/16/2013	9.40%	7,094,145	—
Wuhan Sungreen	Notes Payable	Various vendors and individuals	On Demand		13,066	—
Wuhan Generating	Notes Payable	Bank of Communications	6/26/2009		—	2,480,231
Wuhan Generating	Notes Payable	Bank of Communications	1/15/2009		—	1,458,958
Wuhan Generating	Notes Payable	Bank of Communications	1/16/2009		—	4,376,878
Wuhan Generating	Notes Payable	Bank of Communications	6/24/2009		—	4,376,878
Wuhan Generating	Notes Payable	Bank of Communications	1/6/2010		1,462,587	—
Wuhan Generating	Notes Payable	Bank of Communications	1/12/2010		1,462,587	—
Wuhan Generating	Notes Payable	Bank of Communications	1/17/2010		1,462,587	—
Wuhan Generating	Notes Payable	Bank of Communications	1/22/2010		1,462,587	—
Wuhan Generating	Notes Payable	Hankou Bank	4/13/2010		1,462,587	—
Wuhan Generating	Notes Payable	Hankou Bank	4/21/2010		530,188	—
Wuhan Generating	Notes Payable	Hankou Bank	4/26/2010		917,773	—
Wuhan Generating	Notes Payable	Bank of Communications	4/8/2010		3,948,985	—
subtotal					**12,789,881**	**12,692,947**
total					**$46,758,253**	**$36,630,649**

** In 2008, loan was classified as long-term loan

We plan to either repay this debt as it matures or refinance this debt with other debt. Our subsidiary, Wuhan Blower, recently financed up to RMB 303,100,000 (approximately $44.4 million) in the form of a bank loan that was used to repay our current bank debt, purchase equipment for Wuhan Generating and complete the capital expenditure investments of Wuhan Sungreen. Since these proceeds are available to Wuhan Generating to complete its construction projects, the Company can use the funds generated from operations for working capital.

Loan Facility with Standard Chartered Bank

On November 11, 2009, Wuhan Blower, Wuhan Generating and Wuhan Sungreen (collectively, the "Borrowers") entered into a Loan Agreement with Standard Chartered Bank (China) Limited, Guangzhou Branch (the "Standard Chartered"). The Loan Agreement provides for a loan facility totaling RMB 303,100,000 (approximately $44.4 million) in senior secured debt financing consisting of a term loan facility for up to RMB 211,600,000 (approximately $31.0 million) (the "Tranche A Loan") and a term loan facility for up to RMB 91,500,000 (approximately $13.4 million) (the "Tranche B Loan," together with the Tranche A Loan, the "Loans"). The Tranche A Loan was used primarily to repay the existing bank debts of Wuhan Blower and Wuhan Generating and to purchase equipment for Wuhan Generating. The Tranche B Loan will be used primarily to facilitate the capital expenditure investments of Wuhan Sungreen.

As of December 31, 2009, the Company had used approximately $10.02 million under the Tranche A Loan and approximately $4.44 million under a bridge loan with Standard Chartered. As of December 31, 2009, the Company had under the Tranche A Loan and Tranche B Loan unused amounts of approximately $20.93 million and $13.38 million, respectively. The Company also had approximately $1.41 million unused under the bridge loan with Standard Chartered. These unused amounts are not available to the Company until the Company meets certain conditions. As of January 29, 2010, the Company received an additional amount of approximately $13.03 million under the Tranche A Loan.

The obligations under the Loan Agreement are guaranteed by the Company, Universe Faith Group Limited and Mr. Xu Jie personally. Each of the guarantors also is a party to the Loan Agreement.

Both the Tranche A Loan and the Tranche B Loan will mature on the third anniversary of the date of the first drawdown under the Tranche A Loan, subject to an extension of one year and a half at Standard Chartered's sole discretion. Commencing fifteen months after the first drawdown under the Tranche A Loan, the Borrowers will be required to pay eight successive quarterly installments on the Tranche A Loan. With respect to the Tranche B Loan, the Borrowers will be required to make eight installment payments commencing fifteen months after the first drawdown under the Tranche A Loan.

The Tranche A Loan bears interest at a fixed rate of 9.40%. The interest rate of the Tranche B Loan will be either a fixed rate or floating rate plus margin, to be determined at the time of the first drawdown. The Borrowers also must pay to Standard Chartered, who also serves as the facility agent, an annual commitment fee of 3%, which is to be paid monthly while the Loans are available.

Subject to certain conditions, the Borrowers may voluntarily prepay the Loans with a prepayment fee. The Borrowers are subject to a mandatory prepayment of the Loans if the Borrowers obtain any new debt financing, dispose of certain assets, distribute dividends or change control, among other circumstances.

The Loan Agreement contains covenants, which include, among others: limitation on the incurrence of additional indebtedness; limitation on guarantees, liens, investments, sale of assets, mergers, change of control and capital expenditures; and maintenance of specified financial ratios. So long as any amount is outstanding under the Loans, (1) the Borrowers must maintain a Loan to Value Ratio of 75% through June 2010 and 65% thereafter and (2) Wuhan Blower must maintain (i) a ratio of total debt to EBITDA of less than certain amounts that range from 3.0 to 3.5 during 2009 and 2010 and 2.5 in 2011 and (ii) total revenues must exceed certain amounts that range between RMB 600,000,000 (approximately $87.9 million) to RMB 750,000,000 (approximately $109.9 million) from 2009 through 2011. The Company was in compliance with all loan covenants as of December 31, 2009, except that the Company did not comply with the days accounts receivable ratio covenant in its loan agreement with Standard Chartered. This ratio is calculated by dividing the Company's 2009 revenue by 360 and then dividing that number into accounts receivable. At December 31, 2009, the Company's days account receivable ratio was 209, which was above the maximum of 180 provided in the Standard Chartered loan agreement. The Company has requested a waiver from Standard Chartered for this noncompliance. Based on the Company's conversations with Standard Chartered, the Company does not believe that Standard Chartered will take any adverse action against the Company for noncompliance with this financial covenant.

The Tranche B Loan is subject to additional conditions, including the completion of syndication of at least RMB 80,000,000 (approximately $11.7 million) under the Tranche A Loan and the Borrowers maintaining a ratio of total debt to consolidated EBITDA of less than 2.9 and total annual revenues of at least RMB 600,000,000 (approximately $87.9 million).

As a condition to the Loans, the Borrowers granted to Standard Chartered a security interest in substantially all of their assets, including, among other things, mortgages over land use rights and ownership of buildings, factories and equipment, pledge of shares, existing and future account receivables that exceed certain amounts and registered trademarks. In addition, each of the Borrowers agreed to provide financial and other information within certain time frames, including audited financial statements within 90 calendar days after the end of each fiscal year and unaudited financial statements within 15 calendar days after the end of each fiscal quarter. Each of the Borrowers and guarantors also agreed, among other things, that there will be no material changes in the senior officers or board of directors without the prior written consent of Standard Chartered, and all related party transactions will be at arm's-length.

The failure to satisfy the covenants under the Loan Agreement or the occurrence of other specified events that constitute an event of default could result in the acceleration of the repayment obligations of the Borrowers. The events of default include, among others: the failure to make payments under the Loan Agreement; insolvency or bankruptcy proceedings involving any of the Borrowers; cross defaults to other indebtedness by the Borrowers; material litigation or a change in control of the Borrowers; and subject to certain limitations, the failure to perform or observe covenants or other obligations under the Loan Agreement or related documents by the Borrowers or guarantors.

The Borrowers are subject to a penalty interest rate of 1% on all amounts due and unpaid if the Borrowers fail to pay any sum payable when due. In addition, the Borrowers are subject to a penalty interest rate of the People's Bank of China rate, plus a mark up of 50% to 100%, on all amounts used for purposes that do not comply with the stated purposes under the Loan Agreement.

The Loan Agreement is governed by the laws of the PRC. All financial covenants under the Loan Agreement are based on generally accepted accounting principles in the PRC. All amounts in the Loan Agreement are denominated in RMB, which is the currency used in the PRC. The dollar translations used in this summary of the Loan Agreement are based on the exchange rate of RMB 6.83 for each 1.00 U.S. Dollar, on November 12, 2009.

In connection with the Loan Agreement, the Borrowers entered into an agreement with Standard Chartered Corporate Advisory Co. (Beijing), Ltd. (the "Advisor") for certain advisory and management services. Under this agreement, the Borrowers agreed to pay to the Advisor a management fee of 1% of the net gross revenues of the Borrowers in connection with the Tranche B Loan. This management fee remains valid and payable until one year after the maturity date of the Loans. In addition, the Borrowers have agreed to pay to the Advisor an advisory fee of 8% of the Loans. This description of the agreement is qualified in its entirety by reference to the Consulting Service Agreement, which is being filed as Exhibit 10.20 to this Annual Report on Form 10-K.

The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, which is filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 16, 2009.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Method of Accounting

The Company maintains its general ledger and journals with the accrual method of accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

The Company modified the presentation of the statement of cash flows for the year ended December 31, 2008. The change is related to the purchase of the Sukong Assets. The purchase was previously presented as an all cash transaction. The restated presentation shows that a significant portion of the total purchase price was a non-cash transaction where the Company transferred certain advances to suppliers and receivables without recourse valued at $20,064,965 to the seller in exchange for the Sukong Assets. The Company also reclassified inventory related to the Huangli Project which was a correction of a classification error. The amount of $2,188,439 was previously classified in the construction-in-progress at December 31, 2008. The Company has moved the amount to the inventory account, and it has been subcategorized as raw materials. The reclassification caused a decrease in construction in progress and a corresponding increase in the inventory accounts. The related total of current assets increased while the total of non-current assets decreased. Total assets remained unchanged. Net cash sourced from operations was previously $16,776,026. The restated presentation shows net cash used in operations is $5,477,378. The net cash used in investing activities was previously $39,087,376. The restated presentation shows cash used in investing activities as $16,833,972. The Company's earnings for the year ended December 31, 2008 were unaffected by the change in presentation caused by the non-cash investing activity related to the Sukong Assets and the reclassification of inventory related to the Huangli Project. In accordance with SFAS 154 Accounting Changes and Error Corrections, the revision is accounted for as a correction of error by the Company. The Company did not make any adjustment to its general ledger accounts. The restatement was limited to the presentation of the statement of cash flows.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, UFG, Wuhan Blower, Wuhan Generating and Wuhan Sungreen. Inter-company transactions, such as sales, cost of sales, due to/due from balances, investment in subsidiaries, and subsidiaries' capitalization have been eliminated.

Economic and Political Risks

The Company's operations are conducted in the People's Republic of China (the "PRC"). Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. These estimates and assumptions include, but are not limited to, the valuation of accounts receivable and inventories, deferred income taxes, warranty liability and the estimation of useful lives of property, plant and equipment. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the PRC.

Accounts Receivable — Trade

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. Pursuant to the Company's accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding trade receivables. In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required. Bad debts are charged against the allowance when outstanding trade receivables have been determined to be uncollectible.

Inventory

Inventory, consisting of raw materials, work in progress, and finished products, is stated at the lower of cost or market value. Finished products are comprised of direct materials, direct labor and an appropriate proportion of overhead.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method with 5% salvage value. Estimated useful lives of the property, plant and equipment are as follows:

Buildings	30 years
Machinery and Equipment	10 years
Furniture and Fixtures	5 years
Motor Vehicles	5 years

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is provided over the respective useful lives, using the straight-line method. Estimated useful lives of intangibles are as follows:

Technical Licenses	10 years
Trademark	20 years

Annually, the Company reviews the intangible assets for impairment, in accordance with ASU 350 Impairment of Long-Lived Assets. The Company considers whether the estimated future benefits of the technical licenses and trademarks will be fully realized over the course of their estimated useful lives. If the technical licenses become obsolete, or trademarks are unsuccessfully defended against infringement by third-parties, the Company will consider future cash flows and relevant factors to quantify the level of impairment and record impairment adjustments accordingly. The Company has not yet recognized any impairment upon the intangible assets.

Land Use Rights

The Company carries land use rights at cost less accumulated amortization. Land use rights are amortized straight-line over the useful life of 50 years for the Wuhan Blower and Wuhan Generating campus, and of 30 years for the Wuhan Sungreen campus.

Accounting for Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. The Company's long-lived assets are grouped by their presentation on the financial statements according to the balance sheet and further segregated by their operating and asset type. Long-lived assets subject to impairment include buildings, equipment, vehicles, trademarks, software licenses, land use rights and real property available for sale. The Company considers annually whether these assets are impaired. The Company makes its determinations based on various factors that impact those assets. For example, the Company considers real property impaired if property prices decrease drastically and it is unlikely that the prices will recover within the foreseeable future. Although property values in the PRC have experienced a decline during the last year, prices are increasing again. Therefore, the Company believes its real property has at least retained the value of its original cost to the Company. Equipment used for production, which undergo regular maintenance, is assessed annually. The Company has maintained a profitable business amidst the economic downturn and equipment has continued to be used for production, indicating that such equipment still retains its value to the Company. Based on its review, the Company believes that, as of December 31, 2009 and December 31, 2008, there were no significant impairments of its long-lived assets.

The Company believes that cash flows generated by its ongoing business, which incorporates significant use of the long-lived assets of the Company, provide sufficient profit so that it is unnecessary to record any impairment charges. The Company believes that current annual provision of depreciation and amortization provides sufficient expense related to the use of the long-lived assets carried on the Company's books.

Revenue Recognition

Revenue from the sale of blower products, generating equipment and other general equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. The Company believes that the installation is not essential to the functionality of the equipment. This is because the equipment is tested at the Company's facilities before it is shipped and consequently, the equipment is completed and functional at the point that it is delivered to the customer. Additionally, since the Company's products generally are a smaller component of a large project, after delivery, the Company has no control over how the customer will use the delivered products and sometimes other companies are used to install the equipment purchased from us. Finally, our customers do not have a contractual right to return products to the Company, and we historically have experienced virtually no returns.

Revenue from product sales is recognized when the goods are delivered and title has passed. Product sales revenue represents the invoiced value of goods, net of the value-added tax (VAT). All of the Company's products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17 percent of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Revenue from "Turn-Key" construction projects is recognized using the percentage-of-completion method of accounting and therefore takes into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements. Claims for additional contract costs are recognized upon a signed change order from the customer or until pricing is agreed upon by the customer. The Company has not filed any claims against its customers for loss or delays caused by the customers.

Revenue from the rendering of maintenance services is recognized when such services are provided.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Cost of Sales

The Company's cost of sales is comprised of raw materials, factory worker salaries and related benefits, machinery supplies, maintenance supplies, depreciation, utilities, inbound freight, purchasing and receiving costs, inspection and warehousing costs.

Selling Expenses

Selling expenses are comprised of outbound freight, client entertainment, commissions, depreciation and travel and lodging expenses.

General & Administrative Expenses

General and administrative expenses include outside consulting services, research & development, executive compensation, quality control, and general overhead such as the finance department, administrative staff, and depreciation and amortization expense.

Research and Development

The Company expenses all research and development costs as incurred.

Shipping and Handling

Shipping and handling costs represent costs associated with shipping products to customers and handling finished goods. Shipping and handling costs billed to customers are recognized as revenue and shipping and handling costs incurred by the Company are included in cost of sales.

Foreign Currency Translation

The Company maintains its financial statements in the functional currency, which is the Renminbi (RMB). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity.

Exchange Rates	December 31, 2009	December 31, 2008
Year-end RMB: US$ exchange rate	6.83720	6.85420
Average 12 month RMB: US$ exchange rate	6.84088	6.96225

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Income Taxes

The Company uses the accrual method of accounting to determine income taxes for the year. The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Income tax liabilities computed according to the United States and People's Republic of China (PRC) tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

Effective January 1, 2009, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 25% tax rate, tax holidays terminated as of December 31, 2008. However, PRC government has established a set of transition rules to allow enterprises that had already started tax holidays before January 1, 2009, to continue enjoying the tax holidays until being fully utilized. For the year ended December 31, 2009, Wuhan Blower and Wuhan Generating were subject to a 12.5% tax rate and Wuhan Sungreen was subject to a 25% tax rate.

The Company is subject to United States Tax according to Internal Revenue Code Sections 951 and 957. Corporate income tax is imposed on progressive rates in the range of:

	Taxable Income		
Rate	*Over*	*But Not Over*	*Of Amount Over*
15%	0	50,000	0
25%	50,000	75,000	50,000
34%	75,000	100,000	75,000
39%	100,000	335,000	100,000
34%	335,000	10,000,000	335,000
35%	10,000,000	15,000,000	10,000,000
38%	15,000,000	18,333,333	15,000,000
35%	18,333,333	—	—

Statutory Reserve

In accordance with PRC laws, statutory reserve refers to the appropriation from net income, to the account "statutory reserve" to be used for future company development, recovery of losses, and increase of capital, as approved, to expand production or operations. PRC laws prescribe that an enterprise operating at a profit, must appropriate, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise's PRC registered capital. The Company cannot pay dividends out of statutory reserves or paid in capital registered in PRC.

Other Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's current component of other comprehensive income is the foreign currency translation adjustment.

Warranty Policy

The estimation of warranty obligations is determined in the same period that revenue from the sale of the related products is recognized. The warranty obligation is based on historical experience and reflects management's best estimate of expected costs at the time products are sold. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available. Future events and circumstances could materially change the estimates and require adjustments to the warranty obligation. New product launches require a greater use of judgment in developing estimates until historical experience becomes available.

Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method for warrants and the as-if method for convertible securities. Dilutive potential common shares include outstanding warrants, and convertible preferred stock.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, other receivable, advances to suppliers, advances to employees, bank loans and notes, accounts payable, other payable, dividend payable, accrued liabilities, and long-term liabilities. The recorded values of cash and cash equivalents, accounts receivable, other receivable, advances to suppliers, advances to employees, bank loans and notes, accounts payable, other payable, dividend payable and accrued liabilities approximate their fair values based on their short-term nature. The recorded values of long-term liabilities approximate their fair values, as interest approximates market rates.

Retirement Plan

The employees of the Company participate in the defined contribution retirement plans managed by the local government authorities whereby the Company is required to contribute to the schemes at fixed rates of the employees' salary. The Company's contributions to this plan are charged to profit or loss when incurred. The Company has no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

Recent Accounting Pronouncements:

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosing of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. SFAS 165 does not significantly change the types of subsequent events that an entity reports, but it requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective for interim or annual reporting requirements ending after June 15, 2009. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued Accounting Standards Update ("ASU") 2009-01, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* ("ASU 2009-01"). ASU 2009-01 established the Accounting Standards Codification (the "Codification") as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification supersedes all prior non-SEC accounting and reporting standards. Following ASU 2009-01, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts. ASU 2009-01 also modifies the existing hierarchy of GAAP to include only two levels — authoritative and non-authoritative. ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption was not permitted. The adoption of this standard did not have an impact on the financial position, results of operations or cash flows of the Company.

In August 2009, the FASB issued ASU 2009-05, *Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 addresses concerns in situations where there may be a lack of observable market information to measure the fair value of a liability, and provides clarification in circumstances where a quoted market price in an active market for an identical liability is not available. In these cases, reporting entities should measure fair value using a valuation technique that uses the quoted price of the identical liability when that liability is traded as an asset, quoted prices for similar liabilities, or another valuation technique, such as an income or market approach.
ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period subsequent to August 2009

and the adoption of this update is not expected to have a material impact on the financial position, results of operations, or cash flows of the Company.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140* ("SFAS 166"). SFAS 166 amends the application and disclosure requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities — a Replacement of FASB Statement 125* ("SFAS 140"), removes the concept of a "qualifying special purpose entity" from SFAS 140 and removes the exception from applying FASB Interpretation ("FIN") No. 46(R), *Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51* ("FIN 46(R)") to qualifying special purpose entities. SFAS 166 is effective for the first annual reporting period that begins after November 15, 2009, and early adoption is not permitted. The adoption of this standard is not anticipated to have a material impact on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued ASU 2009-13, *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force* ("ASU2009-13"). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements where products or services are accounted for separately rather than as a combined unit, and addresses how to separate 71 deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. Existing GAAP requires an entity to use vendor-specific objective evidence ("VSOE") or third-party evidence of a selling price to separate deliverables in a multiple-deliverable selling arrangement. As a result of ASU 2009-13, multiple-deliverable arrangements will be separated in more circumstances than under current guidance. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price will be based on VSOE if it is available, on third-party evidence if VSOE is not available, or on an estimated selling price if neither VSOE nor third-party evidence is available. ASU 2009-13 also requires that an entity determine its best estimate of selling price in a manner that is consistent with that used to determine the selling price of the deliverable on a stand-alone basis, and increases the disclosure requirements related to an entity's multiple-deliverable revenue arrangements. ASU 2009-13 must be prospectively applied to all revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption is permitted. Entities may elect, but are not required, to adopt the amendments retrospectively for all periods presented. The Company expects to adopt the provisions of ASU 2009-13 on January 1, 2011 and does not believe that the adoption of this standard will have a material impact on the financial position, results of operations, or cash flows of the Company.

In December 2009, the FASB issued ASU 2009-17, *Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* ASU 2009-17 replaces the quantitative-based risk and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. ASU 2009-17 also requires additional disclosures about a reporting entity's involvement in variable interest entities. The provisions of ASU 2009-17 are to be applied beginning in the first fiscal period beginning after November 15, 2009. The Company adopted ASU 2009-17 on January 1, 2010 and does not anticipate that the adoption of this standard will have a material effect on the financial position, results of operations, or cash flows of the Company.

In January 2010, the FASB issued ASU 2010-02, *Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification.* ASU 2010-02 clarifies that the scope of previous guidance in the accounting and disclosure requirements related to decreases in ownership of a subsidiary apply to (i) a subsidiary or a group of assets that is a business or nonprofit entity; (ii) a subsidiary that is a business or nonprofit entity that is transferred to an equity method investee or joint venture; and (iii) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. ASU 2010-02 also expands the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets to include (i) the valuation techniques used to measure the fair value of any retained investment; (ii) the nature of any continuing involvement with the subsidiary or entity acquiring a group of assets; and (iii) whether the transaction that resulted in the deconsolidation or derecognition was with a related party or whether the former subsidiary or entity acquiring the assets will become a related party after the transaction. The provisions of ASU 2010-02 will be effective for the first reporting period beginning after December 13, 2009. The Company adopted the provisions of ASU 2010-02 on January 1, 2010 and does not anticipate that the adoption of this standard will have a material impact on the financial position, results of operations, or cash flows of the Company.

In January 2010 the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures About Fair Value Measurements.* ASU 2010-06 clarifies the requirements for certain disclosures around fair value measurements and also requires registrants to provide certain additional disclosures about those measurements. The new disclosure requirements include (i) the significant amounts of transfers into and out of Level 1 and Level 2 fair value measurements during the period, along with the reason for those transfers, and (ii) separate presentation of information about purchases, sales, issuances and settlements of fair value measurements with significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted the provisions of ASU 2010-06 on January 1, 2010 and does not anticipate that the adoption of this standard will have a material impact on the financial position, results of operations, or cash flows of the Company.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by Item 8 are included on pages F-1 to F-36 immediately following the signature page. As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide supplementary financial data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Based upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures contained significant deficiencies and material weaknesses. Therefore, our management concluded that our disclosure controls and procedures were not effective. We believe that the deficiencies and weaknesses in our disclosure controls and procedures result from weaknesses in our internal control over financial reporting, which is described below.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of preventing and detecting misstatements on a timely basis. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.

Management of the Company, including the Company's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this evaluation, management used the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, we concluded that we had material weaknesses in our internal control over financial reporting as of December 31, 2009. The following is a description of each deficiency or weakness with respect to our internal control over financial reporting identified in connection with the management evaluation and the remediation initiatives that we have implemented or intend to implement in the near future.

1) The Company does not have a comprehensive framework for risk evaluation and assessment at the subsidiary level. The Company also has not established a separate risk assessment department to assess the Company's internal and external risks from a global perspective.

Remediation Initiative

We plan to establish risk assessment and evaluation policies and procedures at the subsidiary level to promote a more comprehensive framework for evaluating risks within the Company. In addition, we plan to establish a separate risk management department, which will enhance the function of our newly created internal audit department by providing regular analysis on risk assessment and implementing any necessary remedies. The risk management department will report directly to management.

2) The current accounting staff lacks sufficient depth, skill and experience with U.S. GAAP reporting. Further, the Company must establish an internal audit department that reports to the Audit Committee.

Remediation Initiative

We are seeking additional accountants experienced in several key areas of accounting, including persons with experience in U.S. GAAP and SEC financial reporting requirements. We are providing regular training to our accounting staff regarding U.S. GAAP reconciliation and disclosures in financial reports. We also are in the process of establishing an internal audit department for the Company.

3) The Company lacks a formal information technology department to manage the Company's information technology operations and risk assessment framework.

Remediation Initiative

We plan to establish a formal information technology department with clearly defined functions.

4) The Company does not systematically maintain records of its new and existing customers. This prevents the Company from properly managing its client relations.

Remediation Initiative

We plan to create a comprehensive customer evaluation form and will enforce documentation retention procedures to ensure proper customer information is maintained and updated in a secured database. The evaluation form will allow the Company to collect information on its customers, including information on the customer's business background and credit worthiness.

5) The Company does not keep invoices or other records for its customers. This prevents the Company from effectively managing its customer accounts.

Remediation Initiative

We plan to create an account statement, which we will send to our customers to confirm orders. We will keep a copy of these statements for our records.

6) The Company does not regularly evaluate the collectability of its outstanding accounts receivable and other receivables. This may result in an inaccurate estimation of the Company's total receivables.

Remediation Initiative

We plan to evaluate and analyze all of our material outstanding accounts receivable and other receivables on a regular basis.

Because material weaknesses exist, management concluded that the Company's internal control over financial reporting as of December 31, 2009 was not effective.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

Other than the remediation measures described above, during the year ended December 31, 2009, there was no change in our internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item will be set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders in the sections entitled "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" and is incorporated by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders in the section entitled "Executive and Director Compensation" and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item will be set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders in the section entitled "Security Ownership of Certain Beneficial Owners and Management" and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders in the sections entitled "Related Party Transactions" and "Corporate Governance" and is incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this Item will be set forth in our Proxy Statement for the 2010 Annual Meeting of Stockholders in the section entitled "Auditor Fees" and is incorporated by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

1. Financial Statements

INDEX TO FINANCIAL STATEMENTS

2. Financial Statement Schedules

None.

3. Exhibits

Exhibit No.	Description
2.1	Share Exchange Agreement, dated February 7, 2007, among the Company, Universe Faith Group Limited and Fame Good International Limited (incorporated herein by reference to Exhibit 2.1 to our Form 8-K filed on February 13, 2007)
2.2	Asset Purchase Agreement, dated December 25, 2008 (incorporated herein by reference to Exhibit 2.1 to our Form 8-K filed on February 5, 2009)
3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3i.1 to our Form 8-K filed on November 1, 2006)
3.2	Amendment to Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form 8-K filed on March 9, 2007)
3.3	Amendment to Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Form 8-K filed on September 11, 2008)
3.4	Amended and Restated Bylaws (as amended through March 8, 2007) (incorporated herein by reference to Exhibit 3.2 to our Form 8-K filed on March 9, 2007)
4.1	Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Company, dated February 7, 2007, including the Certificate of Correction filed on February 12, 2007 (incorporated herein by reference to Exhibit 4.1 to our Form 8-K filed on February 13, 2007)
4.2	Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of the Company, dated September 4, 2008 (incorporated herein by reference to Exhibit 4.1 to our Form 8-K filed on September 11, 2008)
4.3	Form of Series A Warrant (incorporated herein by reference to Exhibit 4.2 to our Form 8-K filed on February 13, 2007)
4.4	Form of Series B Warrant (incorporated herein by reference to Exhibit 4.3 to our Form 8-K filed on February 13, 2007)
4.5	Series C Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.5 to our Form 8-K filed on February 13, 2007)
4.6	Series AA Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.6 to our Form 8-K filed on February 13, 2007)
4.7	Series BB Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.7 to our Form 8-K filed on February 13, 2007)
4.8	Series JJ Warrant, dated February 7, 2007, between the Company and 1st BridgeHouse Securities, LLC (incorporated herein by reference to Exhibit 4.8 to our Form 8-K filed on February 13, 2007)
10.1	Series A Convertible Preferred Stock Purchase Agreement, dated February 7, 2007, among the Company and the purchasers listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on February 13, 2007)
10.2	First Amendment to Series A Convertible Preferred Stock Purchase Agreement, dated May 19, 2008 (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on June 4, 2008)
10.3	Securities Escrow Agreement dated February 7, 2007 among the Company, Vision Opportunity Master Fund, Ltd., Fame Good International Limited and Kramer Levin Naftalis & Frankel LLP (incorporated herein by reference to Exhibit 10.4 to our Form 8-K filed on February 13, 2007)

Exhibit No.	Description
10.4	Lock-Up Agreement dated February 7, 2007 between the Company and Fame Good International Limited (incorporated herein by reference to Exhibit 10.6 to our Form 8-K filed on February 13, 2007)
10.5	License and Technical Assistance Agreement, dated July 5, 2005, between Wuhan Blower Co., Ltd. and Mitsubishi Heavy Industries, Ltd. (incorporated herein by reference to Exhibit 10.7 to our Form 8-K filed on February 13, 2007)
10.6	Technology Development Agreement, dated August 1, 2006, between Wuhan Blower Co., Ltd. and Huazhong University of Science and Technology (incorporated herein by reference to Exhibit 10.20 to our Form 8-K filed on February 13, 2007)
10.7†	Employment Agreement, dated October 8, 2006, between Wuhan Blower Co., Ltd. and Jin Qihai (incorporated herein by reference to Exhibit 10.21 to our Form 8-K filed on February 13, 2007)
10.8†	Employment Agreement, dated February 15, 2006, between Wuhan Blower Co., Ltd. and Ge Zengke (incorporated herein by reference to Exhibit 10.23 to our Form 8-K filed on February 13, 2007)
10.9†	Employment Agreement between the Company and Philip Lo (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on March 16, 2010)
10.10	Construction Agreement, dated March 28, 2006, between Hubei Gongchuang Real Estate Co., Ltd. and Hubei Huadu Construction Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to our Form 8-K filed on February 13, 2007)
10.11	Construction Contract (Turbine Manufacturing Facilities) between Wuhan Generating Equipment Co., Ltd. and Hubei Gongchuang Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Form 10-QSB filed on November 14, 2007)
10.12	Supplementary Agreement to Construction Contract (Turbine Manufacturing Facilities), dated March 21, 2007, between Wuhan Blower Co., Ltd. and Hubei Gongchuang Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Form 10-QSB filed on November 14, 2007)
10.13	Construction Contract (Administrative Building for Turbine Facilities), dated March 26, 2007, between Wuhan Generating Equipment Co., Ltd. and Hubei Gongchuang Real Estate Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to our Form 10-QSB filed on November 14, 2007)
10.14	Construction Contract for Thermal Electric Plant, dated July 8, 2007, between Wuhan Generating Equipment Co., Ltd. and Jiangsu Huangli Paper Industry Co., Ltd. (incorporated herein by reference to Exhibit 10.4 to our Form 10-QSB filed on November 14, 2007)
10.15†	Wuhan General Group (China), Inc. 2007 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on December 6, 2007)
10.16†	Form of Option Award Agreement for Directors (incorporated herein by reference to Exhibit 10.2 to our Form 8-K filed on December 6, 2007)
10.17†	Form of Option Award Agreement for Employees (incorporated herein by reference to Exhibit 10.3 to our Form 8-K filed on December 6, 2007)
10.18†	Wuhan General Group (China), Inc. Outside Director Compensation Package (incorporated herein by reference to Exhibit 10.4 to our Form 8-K filed on December 6, 2007)
10.19	Loan Agreement, dated November 11, 2009, by and among Wuhan Blower Co., Ltd., Wuhan Generating Equipment Co., Ltd. and Wuhan Sungreen Machinery Equipment Manufacturing Co., Ltd. as borrowers, Standard Chartered Bank (China) Limited, Guangzhou Branch as lender, facility agent and security agent, and Wuhan General Group (China), Inc., Universe Faith Group Limited and Mr. Xu Jie as guarantors (translation) (incorporated herein by reference to Exhibit 10.1 to our Form 8-K filed on November 17, 2009)

Exhibit No.	Description
10.20*	Consulting Service Agreement, dated November 11, 2009, by and among Wuhan Blower Co., Ltd. and Standard Chartered Corporate Advisory Co. (Beijing), Ltd. as advisor (translation)
14.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14 to our Form 8-K filed on March 14, 2008)
21.1*	Subsidiaries of the Registrant
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)
31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)
32.1*	Certifications Pursuant to 18 U.S.C. Section 1350

* Filed herewith.

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WUHAN GENERAL GROUP (CHINA), INC.

Date: March 31, 2010

By: /s/ Xu Jie
Name: Xu Jie
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Xu Jie Xu Jie	President, Chief Executive Officer and Director (principal executive officer)	March 31, 2010
/s/ Philip Lo Philip Lo	Chief Financial Officer (principal financial and accounting officer)	March 31, 2010
/s/ Ge Zengke Ge Zengke	Director	March 31, 2010
/s/ Huang Zhaoqi Huang Zhaoqi	Director	March 31, 2010
/s/ David K. Karnes David K. Karnes	Director	March 31, 2010
/s/ Brian Lin Brian Lin	Director	March 31, 2010
/s/ Shi Yu Shi Yu	Director	March 31, 2010
/s/ Zheng Qingsong Zheng Qingsong	Director	March 31, 2010

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Wuhan General Group (China), Inc.

Audited Financial Statements

December 31, 2009 and 2008

(Stated in US Dollars)

Wuhan General Group (China), Inc.

Contents **Pages**

Board of Directors and Stockholders
Wuhan General Group (China), Inc.

Report of Registered Independent Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Wuhan General Group (China), Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wuhan General Group (China), Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Samuel H. Wong & Co., LLP

South San Francisco, California
March 21, 2010

Samuel H. Wong & Co., LLP
Certified Public Accountants

Wuhan General Group (China), Inc.
Consolidated Balance Sheets
At December 31, 2009 and 2008
(Stated in US Dollars)

	Note	At December 31, 2009	At December 31, 2008
ASSETS			
Current Assets			
Cash	2(*e*)	$ 407,394	$ 2,817,503
Restricted Cash	3	7,759,971	13,180,640
Notes Receivable	4	28,520	—
Accounts Receivable	2(*f*),5	53,962,201	41,486,856
Other Receivable		4,684,372	1,719,083
Inventory	2(*g*),6	15,630,470	10,583,906
Advances to Suppliers		24,616,120	20,274,473
Advances to Employees	7	342,829	189,516
Prepaid Expenses		928,629	92,279
Prepaid Taxes		546,050	604,610
Deferred Tax Asset		749,031	—
Total Current Assets		109,655,587	90,948,867
Non-Current Assets			
Real Property Available for Sale		1,103,113	1,100,376
Property, Plant & Equipment, *net*	2(*h*),8	32,908,334	22,274,551
Land Use Rights, *net*	2(*j*),9	12,073,139	12,297,429
Construction in Progress	10	17,864,257	28,087,572
Intangible Assets, *net*	2(*i*),11	212,798	363,574
Total Assets		**$173,817,228**	**$155,072,368**
LIABILITIES & STOCKHOLDERS' EQUITY			
Liabilities			
Current Liabilities			
Bank Loans & Notes	12	35,276,347	35,171,690
Accounts Payable		8,049,057	8,420,678
Taxes Payable		3,169,948	1,109,548
Other Payable	13	4,228,042	7,708,323
Dividend Payable		727,129	193,804
Accrued Liabilities	14	3,524,388	2,805,558
Customer Deposits		4,696,719	4,614,370
Total Current Liabilities		59,671,630	60,023,971
Long Term Liabilities			
Bank Loans and Notes	12	11,481,906	1,458,959
Total Liabilities		**71,153,536**	**61,482,930**

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Balance Sheets
At December 31, 2009 and 2008
(Stated in US Dollars)

Stockholders' Equity	Note	At December 31, 2009	At December 31, 2008
Preferred Stock – $0.0001 Par Value 50,000,000 Shares Authorized; 6,241,453 and 6,241,453 Shares of Series A Convertible Preferred Stock Issued & Outstanding at December 31, 2009 and 2008, respectively	15	624	624
Additional Paid in Capital – Preferred Stock		8,170,415	8,170,415
Additional Paid in Capital – Warrants		3,484,011	3,687,794
Additional Paid in Capital – Beneficial Conversion Feature		6,371,547	6,371,546
Preferred Stock – $0.0001 Par Value 50,000,000 Shares Authorized; 6,354,078 and 6,354,078 Shares of Series B Convertible Preferred Stock Issued & Outstanding at December 31, 2009 and 2008, respectively	15	635	635
Additional Paid in Capital – Preferred Stock		12,637,158	12,637,158
Additional Paid in Capital – Warrants		2,274,181	2,274,181
Additional Paid in Capital – Beneficial Conversion Feature		4,023,692	4,023,692
Common Stock – $0.0001 Par Value 100,000,000 Shares Authorized; 25,351,950 and 24,752,802 Shares Issued & Outstanding at December 31, 2009 and 2008, respectively	15	2,536	2,475
Additional Paid in Capital		29,793,996	28,436,835
Statutory Reserve	2(*t*),16	4,563,592	3,271,511
Retained Earnings		23,477,239	17,034,243
Accumulated Other Comprehensive Income	2(*u*)	7,864,065	7,678,329
Total Stockholders' Equity		**102,663,692**	**93,589,438**
Total Liabilities & Stockholders' Equity		**$173,817,228**	**$155,072,368**

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Income
For the years ended December 31, 2009 and 2008
(Stated in US Dollars)

	Note	Year ended December 31, 2009	Year ended December 31, 2008
Sales	2(*l*)	$93,079,755	$118,633,833
Cost of Sales	2(*m*)	69,720,627	84,442,278
Gross Profit		23,359,128	34,191,555
Operating Expenses			
Selling	2(*n*)	1,606,712	3,346,586
General & Administrative	2(*o*)	7,595,755	7,753,163
Warranty	2(*v*),14	371,764	469,586
Total Operating Expenses		9,574,231	11,569,335
Operating Income		13,784,897	22,622,220
Other Income (Expenses)			
Other Income		226,798	986,678
Interest Income		341,071	84,525
Other Expenses		(92,132)	(199,621)
Interest Expense		(3,197,789)	(1,990,477)
Stock Penalty for late listing on NASDAQ	15	(1,153,439)	(5,355,233)
Total Other Income (Loss) & Expenses		(3,875,491)	(6,474,128)
Earnings before Taxes		9,909,406	16,148,092
Income Taxes	2(*s*),17	1,447,200	—
Net Income		**$ 8,462,206**	**$ 16,148,092**
Preferred Dividends Declared		727,129	927,102
Series A Constructive Preferred Dividend	22	—	—
Series B Constructive Preferred Dividend	22	—	4,032,656
Income Available to Common Stockholders		**$ 7,735,076**	**$ 11,188,335**
Earnings Per Share	18		
Basic		$ 0.31	$ 0.49
Diluted		$ 0.22	$ 0.26
Weighted Average Shares Outstanding			
Basic		25,176,026	22,675,532
Diluted		37,810,439	47,085,048

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Income
For the years ended December 31, 2009 and 2008
(Stated in US Dollars)

	Year ended December 31, 2009	Year ended December 31, 2008
Comprehensive Income		
Net Income	$8,462,206	$16,148,092
Other Comprehensive Income		
Foreign Currency Translation Adjustment	185,736	4,327,623
Total Comprehensive Income	$8,647,942	$20,475,715

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2009 and 2008
(Stated in US Dollars)

	Series A Convertible Preferred Stock		Series A Preferred Stock Additional Paid in Capital	Series A, J, C Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Series B Convertible Preferred Stock		Series B Preferred Stock Additional Paid in Capital	Series B, JJ Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Common Stock		Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Outstanding	Amount				Shares Outstanding	Amount				Shares Outstanding	Amount					
Balance, January 1, 2008	10,287,554	1,029	13,466,990	6,572,334	10,501,982	—	—	—	—	—	19,712,446	1,971	12,349,602	633,771	8,483,648	3,350,706	55,362,033
Issuance of Preferred Stock for Cash				(1,860,866)		6,369,078	637	12,667,526	2,274,181	4,032,657					(4,032,657)		13,081,477
Conversion of Series A Preferred Stock. . . .	(4,046,101)	(405)	(5,296,575)		(4,130,436)	(15,000)	(2)	(30,368)		(8,963)	4,061,101	406	9,466,342				—
Issuance of Common Stock from Exercise of Series C Warrants . .				(150,287)							115,361	12	150,275				—
Stock Option Compensation													227,603				227,603
Issuance of Common Stock for Listing Penalties . .											863,894	86	5,355,147				5,355,233
Cancellation of Remaining J Warrants .				(873,387)									873,387				
Net Income . .															16,148,092		16,148,092
Preferred Dividends Declared . .															(927,102)		(927,102)
Adjustment of Compensation from Liabilities to Equity . . .													14,479				14,479
Appropriations of Retained Earnings . .														2,637,740	(2,637,740)		—
Foreign Currency Translation Adjustment .																4,327,623	4,327,623
Balance, December 31, 2008	6,241,453	$ 624	$ 8,170,415	$ 3,687,794	$ 6,371,546	6,354,078	$635	$12,637,158	$2,274,181	$4,023,692	24,752,802	$2,475	$28,436,835	$3,271,511	$17,034,243	$7,678,329	$93,589,438

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2009 and 2008 — (Continued)
(Stated in US Dollars)

	Series A Convertible Preferred Stock		Series A Preferred Stock Additional Paid in Capital	Series A, J, C Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Series B Convertible Preferred Stock		Series B Preferred Stock Additional Paid in Capital	Series B, JJ Warrants Additional Paid in Capital	Beneficial Conversion Feature Additional Paid in Capital	Common Stock		Additional Paid in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares Outstanding	Amount				Shares Outstanding	Amount				Shares Outstanding	Amount					
Balance, January 1, 2009	6,241,453	$624	$8,170,415	$3,687,794	$6,371,547	6,354,078	$635	$12,637,158	$2,274,181	$4,023,692	24,752,802	$2,475	$28,436,835	$3,271,511	$17,034,243	$7,678,329	$ 93,589,438
Penalty Shares Issued											529,787	53	1,153,386				1,153,439
Exercise of C Warrants											69,361	8	(8)				—
Cancellation of Remaining J Warrants				(203,783)									203,783				—
Net Income															8,462,206		8,462,206
Preferred Dividends Declared															(727,129)		(727,129)
Appropriations of Retained Earnings														1,292,081	(1,292,081)		—
Foreign Currency Translation Adjustment																185,736	185,736
Balance, December 31, 2009	6,241,453	$624	$8,170,415	$3,484,011	$6,371,547	6,354,078	$635	$12,637,158	$2,274,181	$4,023,692	25,351,950	$2,536	$29,793,996	$4,563,592	$23,477,239	$7,864,065	$102,663,692

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(Stated in US Dollars)

	12 months ended December 31, 2009	12 months ended December 31, 2008
Cash Flow from Operating Activities		
Cash Received from Customers	$ 77,692,950	$ 110,726,349
Cash Paid to Suppliers & Employees	(89,535,620)	(115,284,453)
Interest Received	341,071	84,525
Interest Paid	(3,197,789)	(1,990,477)
Taxes Paid	(943,923)	—
Miscellaneous Receipts	226,798	986,678
Cash Sourced/(Used) in Operating Activities	(15,416,513)	(5,477,378)
Cash Flows from Investing Activities		
Cash Released/(Invested in) Restricted Time Deposits	5,420,669	(4,071,775)
Payments for Purchases and Construction of Plant & Equipment	(2,498,470)	(2,155,271)
Purchases of Land Use Rights	—	(10,606,926)
Cash Sourced/(Used) in Investing Activities	2,922,199	(16,833,972)
Cash Flows from Financing Activities		
Proceeds from Issuance of Preferred Stock	—	13,081,477
Proceeds from Bank Loans and Notes	45,299,293	13,594,158
(Repayment of Bank Loans and Notes)	(35,171,690)	(5,096,172)
Dividends Paid	(193,804)	(1,632,173)
Cash Sourced/(Used) in Financing Activities	9,933,799	19,947,290
Net Increase/(Decrease) in Cash & Cash Equivalents for the Period	(2,560,515)	(2,364,060)
Effect of Currency Translation	150,406	4,188,598
Cash & Cash Equivalents at Beginning of Period	2,817,503	992,965
Cash & Cash Equivalents at End of Period	**$ 407,394**	**$ 2,817,503**
Non-Cash Investing Activity:		
Purchase of Sukong Asset through Hubei Gong Chuang Real Estate Co., Ltd.	—	20,064,965
Non-Cash Financing Activity:		
Constructive Preferred Stock Dividend	—	4,032,656

See Accompanying Notes to the Financial Statements and Accountant's Report.

Wuhan General Group (China), Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(Stated in US Dollars)

	12 months ended December 31, 2009	12 months ended December 31, 2008
Net Income	$ 8,462,206	$ 16,148,092
Adjustments to Reconcile Net Income to Net Cash Provided by/<Used in> Operating Activities:		
Non-Cash Purchase of Sukong Assets		(20,064,965)
Reclassification of prior period stock compensation from liability to equity	—	14,479
Stock Penalties	1,153,439	5,355,233
Stock Compensation	—	227,603
Amortization	407,659	190,192
Depreciation	2,088,002	2,157,143
Decrease/(Increase) in Notes Receivable	(28,520)	1,865,491
Decrease/(Increase) in Accounts Receivable	(12,475,345)	(9,611,445)
Decrease/(Increase) in Other Receivable	(2,965,288)	258,563
Decrease/(Increase) in Inventory	(5,046,563)	(2,687,946)
Decrease/(Increase) in Advances to Suppliers	(4,341,647)	(7,531,343)
Decrease/(Increase) in Advances to Employees	(153,313)	(51,096)
Decrease/(Increase) in Prepaid Expenses	(836,350)	(92,279)
Decrease/(Increase) in Prepaid Taxes	58,560	(347,057)
Decrease/(Increase) in Deferred Tax Asset	(749,031)	—
Increase/(Decrease) in Accounts Payable	(371,621)	3,673,380
Increase/(Decrease) in Taxes Payable	2,060,400	66,165
Increase/(Decrease) in Other Payable	(3,538,783)	4,570,747
Increase/(Decrease) in Related Party Payable	58,503	—
Increase/(Decrease) in Accrued Liabilities	718,830	801,759
Increase/(Decrease) in Customer Deposits	82,349	(420,094)
Total of all adjustments	(23,878,719)	(21,625,470)
Net Cash Provided by Operating Activities	**$(15,416,513)**	**$ (5,477,378)**

See Accompanying Notes to the Financial Statements and Accountant's Report.

(Stated in US Dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Wuhan General Group (China), Inc. (the "Company") is a holding company whose primary business operations are conducted through its operating subsidiaries Wuhan Blower Co., Ltd. ("Wuhan Blower"), Wuhan Generating Equipment Co., Ltd. ("Wuhan Generating Equipment"), and Wuhan Sungreen Environment Protection Equipment Co., Ltd. ("Wuhan Sungreen"), formerly known as Wuhan Xingelin Machinery Equipment Manufacturing Co., Ltd. Wuhan Blower is a China-based manufacturer of industrial blowers that principally are components of steam driven electrical power generation plants. Wuhan Generating Equipment is a China-based manufacturer of industrial steam and water turbines, also principally for use in electrical power generation plants. Wuhan Sungreen is a China-based manufacturer of blower silencers, connectors, and other general spare parts for blowers and electrical equipment.

The Company was formed under the laws of the State of Colorado on July 19, 1988 as Riverside Capital, Inc. On March 18, 1992, the Company changed its name to United National Film Corporation. In June 2001, the Company suspended all business activities and became a "shell company."

In 2006, the Company effectively dissolved or abandoned all subsidiaries, which may or may not have been active in periods prior to June 2001. On October 20, 2006, the Company changed its state of incorporation from Colorado to Nevada by means of a merger with and into a Nevada corporation formed on September 12, 2006 solely for the purpose of effecting the reincorporation.

On February 7, 2007, the Company entered into a share exchange agreement with Fame Good International Limited ("Fame") and Universe Faith Group Limited ("UFG"). Prior to the share exchange, Fame was the sole stockholder of UFG, which is the parent company of Wuhan Blower and Wuhan Generating Equipment. Pursuant to the share exchange, UFG became a wholly owned subsidiary of the Company and Fame became the Company's controlling stockholder. On March 13, 2007, the Company changed its name from United National Film Corporation to Wuhan General Group (China), Inc.

The share exchange transaction has been accounted for as a recapitalization of UFG where the Company (the legal acquirer) is considered the accounting acquiree and UFG (the legal acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of UFG.

Accordingly, the financial data included in the accompanying consolidated financial statements for all periods prior to February 7, 2007 is that of the accounting acquirer (UFG). The historical stockholders' equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the share exchange transaction occurred as of the beginning of the first period presented.

On December 25, 2008, Wuhan Blower, entered into an Asset Purchase Agreement with Wuhan Gongchuang Real Estate Co., Ltd. (the "Seller", also known as "Hubei Gongchuang Real Estate Co., Ltd") pursuant to which Wuhan Blower acquired certain assets owned by Seller, including certain buildings, equipment, land use rights, and construction in progress. An 8-K filed with the US Securities and Exchange Commission on February 5, 2009 further details the transaction. Title of the assets purchased under the above agreement has been recorded under Wuhan Sungreen. Wuhan Blower currently owns 100% beneficial interest in Wuhan Sungreen. Wuhan Sungreen is incorporated under the laws of the PRC. The purchased assets have been accounted for on Wuhan Sungreen's books as contributed capital.

The assets that were purchased from the Seller were re-appraised by an independent appraisal firm Zhuhai GongPingSiYuan Appraising Co Ltd ("Zhuhai"). The re-appraisal found that the purchase price of the assets was not materially unfair. Zhuhai concluded that when the entire construction of the workshop and buildings is completed, the purchase price should be considered fair. See also Note 8 — Property, Plant, and Equipment.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Method of Accounting*

The Company maintains its general ledger and journals with the accrual method of accounting for financial reporting purposes. The financial statements and notes are representations of management. Accounting policies adopted by the Company conform to generally accepted accounting principles in the United States of America and have been consistently applied in the presentation of financial statements, which are compiled on the accrual basis of accounting.

The Company modified the presentation of the statement of cash flows for the year ended December 31, 2008. The change is related to the purchase of Sukong Assets as detailed in Note 1 — Organization and Principal Activities. The purchase was previously presented as an all cash transaction. The restated presentation shows that a significant portion of the total purchase price was a non-cash transaction where the Company transferred certain advances to suppliers and receivables without recourse valued at $20,064,965 to the seller in exchange for the Sukong Assets. The Company also reclassified inventory related to the Huangli Project which was a correction of a classification error. The amount of $2,188,439 was previously classified in the construction-in-progress at December 31, 2008. The Company has moved the amount to the inventory account, and it has been subcategorized as raw materials. The reclassification caused a decrease in construction in progress and a corresponding increase in the inventory accounts. The related total of current assets increased while the total of non-current assets decreased. Total assets remained unchanged. Net cash sourced from operations was previously $16,776,026. The restated presentation shows net cash used in operations is $5,477,378. The net cash used in investing activities was previously $39,087,376. The restated presentation shows cash used in investing activities as $16,833,972. The Company's earnings for the year ended December 31, 2008 was unaffected by the change in presentation caused by the non-cash investing activity related to the Sukong Assets and the reclassification of inventory related to the Huangli project. In accordance with SFAS 154 Accounting Changes and Error Corrections, the revision is accounted for as a correction of error by the Company. The Company did not make any adjustment to its general ledger accounts. The restatement was limited to the presentation of the statement of cash flows.

(b) *Consolidation*

The consolidated financial statements include the accounts of the Company and its subsidiaries, UFG, Wuhan Blower, Wuhan Generating Equipment and Wuhan Sungreen. Inter-company transactions, such as sales, cost of sales, due to/due from balances, investment in subsidiaries, and subsidiaries' capitalization have been eliminated.

(c) *Economic and Political Risks*

The Company's operations are conducted in the People's Republic of China (the "PRC"). Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

(d) *Use of Estimates*

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. These estimates and assumptions include, but are not limited to, the valuation of accounts receivable and inventories, deferred income taxes, warranty liability and the estimation of useful lives of property, plant, and equipment. Actual results could differ from these estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(e) Cash and Cash Equivalents

The Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company maintains bank accounts in the PRC.

(f) Accounts Receivable-Trade

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. Pursuant to the Company's accounting policies, the allowance for doubtful accounts is determined by applying a rate of five percent on outstanding trade receivables. In addition, the Company uses a specific review process to determine if any additional allowances for doubtful accounts are required. Bad debts are charged against the allowance when outstanding trade receivables have been determined to be uncollectible. See also Note 5 — Accounts Receivable.

(g) Inventory

Inventory, consisting of raw materials, work in progress, and finished products, is stated at the lower of cost or market value. Finished products are comprised of direct materials, direct labor and an appropriate proportion of overhead.

(h) Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method with 5% salvage value. Estimated useful lives of the property, plant and equipment are as follows:

Buildings	30 years
Machinery and Equipment	10 years
Furniture and Fixtures	5 years
Motor Vehicles	5 years

(i) Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is provided over the respective useful lives, using the straight-line method. Estimated useful lives of intangibles are as follows:

Technical Licenses	10 years
Trademark	20 years

Annually, the Company reviews the intangible assets for impairment, in accordance with ASU 350 Impairment of Long-Lived Assets. The company considers whether the estimated future benefits of the technical licenses and trademarks will be fully realized over the course of their estimated useful lives. If the technical licenses become obsolete, or trademarks are unsuccessfully defended against infringement by third-parties, the Company will consider future cash flows and relevant factors to quantify the level of impairment and record impairment adjustments accordingly. The Company has not yet recognized any impairment upon the intangible assets.

(j) Land Use Rights

The Company carries land use rights at cost less accumulated amortization. Land use rights are amortized straight-line over the useful life of 50 years for the Wuhan Blower and Wuhan Generating campus, and of 30 years for the Wuhan Sungreen campus.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(k) Accounting for Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. The Company's long-lived assets are grouped by their presentation on the financial statements according to the balance sheet and further segregated by their operating and asset type. Long-lived assets subject to impairment include buildings, equipment, vehicles, trademarks, software licenses, land use rights and real property available for sale. The Company considers annually whether these assets are impaired. The Company makes its determinations based on various factors that impact those assets. For example, the Company considers real property impaired if property prices decrease drastically and it is unlikely that the prices will recover within the foreseeable future. Although property values in the PRC have experienced a decline during the last year, prices are increasing again. Therefore, the Company believes its real property has at least retained the value of its original cost to the Company. Equipment used for production, which undergo regular maintenance, are assessed annually. The Company has maintained a profitable business amidst the economic downturn and equipment has continued to be used for production, indicating that such equipment still retains its value to the Company. Based on its review, the Company believes that, as of December 31, 2009 and 2008, there were no significant impairments of its long-lived assets.

The Company believes that cash flows generated by its ongoing business, which incorporates significant use of the long-lived assets of the Company, provide sufficient profit so that it is unnecessary to record any impairment charges. The Company believes that current annual provision of depreciation and amortization provides sufficient expense related to the use of the long-lived assets carried on the Company's books.

(l) Revenue Recognition

Revenue from the sale of blower products, generating equipment and other general equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. The Company believes that the installation is not essential to the functionality of the equipment. This is because the equipment is tested at the Company's facilities before it is shipped and consequently, the equipment is completed and functional at the point that it is delivered to the customer. Additionally, since the Company's products generally are a smaller component of a large project, after delivery, the Company has no control over how the customer will use the delivered products and sometimes other companies are used to install the equipment purchased from us. Finally, our customers do not have a contractual right to return products to the Company, and we historically have experienced virtually no returns.

- Revenue from product sales is recognized when the goods are delivered and title has passed. Product sales revenue represents the invoiced value of goods, net of the value-added tax (VAT).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

All of the Company's products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

- Revenue from "Turn-Key" construction projects is recognized using the percentage-of-completion method of accounting and therefore takes into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements. Claims for additional contract costs are recognized upon a signed change order from the customer or in accordance with paragraphs 62 and 65 of AICPA Statement of Position 81-1, "Accounting for Performance of Construction — Type and Certain Production — Type Contracts."
- Revenue from the rendering of maintenance services is recognized when such services are provided.
- Provision is made for foreseeable losses as soon as they are anticipated by management.

(m) Cost of Sales

The Company's cost of sales is comprised of raw materials, factory worker salaries and related benefits, machinery supplies, maintenance supplies, depreciation, utilities, inbound freight, purchasing and receiving costs, inspection and warehousing costs.

(n) Selling Expenses

Selling expenses are comprised of outbound freight, client entertainment, commissions, depreciation, and travel and lodging expenses.

(o) General & Administrative Expenses

General and administrative expenses include outside consulting services, research & development, executive compensation, quality control, and general overhead such as the finance department, administrative staff, and depreciation and amortization expense.

(p) Research and Development

The Company expenses all research and development costs as incurred.

(q) Shipping and Handling

Shipping and handling costs represent costs associated with shipping products to customers and handling finished goods. Shipping and handling costs billed to customers are recognized as revenue and shipping and handling costs incurred by the Company are included in cost of sales.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(r) Foreign Currency Translation

The Company maintains its financial statements in the functional currency, which is the Renminbi (RMB). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income for the respective periods.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency, have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders' equity is translated at historical exchange rates. Translation adjustments are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders' equity.

Exchange Rates	December 31, 2009	December 31, 2008
Year end RMB : US$ exchange rate	6.83720	6.85420
Average 12-month RMB : US$ exchange rate	6.84088	6.96225

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(s) Income Taxes

The Company uses the accrual method of accounting to determine income taxes for the year. The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Income tax liabilities computed according to the United States and People's Republic of China (PRC) tax laws are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets and intangible assets for financial and tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future income taxes. A valuation allowance is created to evaluate deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize that tax benefit, or that future realization is uncertain.

Effective January 1, 2009, PRC government implemented a new 25% tax rate across the board for all enterprises regardless of whether domestic or foreign enterprise without any tax holiday which is defined as "two-year exemption followed by three-year half exemption" hitherto enjoyed by tax payers. As a result of the new tax law of a standard 25% tax rate, tax holidays terminated as of December 31, 2008. However, PRC government has established a set of transition rules to allow enterprises already started tax holidays before January 1, 2009, to continue enjoying the tax holidays until being fully utilized. For the year ended December 31, 2009, Wuhan Blower and Wuhan Generating were subject to a 12.5% tax rate and Wuhan Sungreen was subject to a 25% tax rate.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company is subject to United States Tax according to Internal Revenue Code Sections 951 and 957. Corporate income tax is imposed on progressive rates in the range of: -

	Taxable Income		
Rate	*Over*	*But Not Over*	*Of Amount Over*
15%	0	50,000	0
25%	50,000	75,000	50,000
34%	75,000	100,000	75,000
39%	100,000	335,000	100,000
34%	335,000	10,000,000	335,000
35%	10,000,000	15,000,000	10,000,000
38%	15,000,000	18,333,333	15,000,000
35%	18,333,333	—	—

(t) *Statutory Reserve*

In accordance with PRC laws, statutory reserve refers to the appropriation from net income, to the account "statutory reserve" to be used for future company development, recovery of losses, and increase of capital, as approved, to expand production or operations. PRC laws prescribe that an enterprise operating at a profit, must appropriate, on an annual basis, an amount equal to 10% of its profit. Such an appropriation is necessary until the reserve reaches a maximum that is equal to 50% of the enterprise's PRC registered capital. The Company cannot pay dividends out of statutory reserves or paid in capital registered in PRC.

(u) *Other Comprehensive Income*

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's current component of other comprehensive income is the foreign currency translation adjustment.

(v) *Warranty Policy*

The estimation of warranty obligations is determined in the same period that revenue from the sale of the related products is recognized. The warranty obligation is based on historical experience and reflects management's best estimate of expected costs at the time products are sold. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available. Future events and circumstances could materially change the estimates and require adjustments to the warranty obligation. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. See also Note 14 — Warranty Liability.

(w) *Earnings Per Share*

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method for warrants and the as-if method for convertible securities. Dilutive potential common shares include outstanding warrants, and convertible preferred stock. See also Note 18 — Earnings Per Share.

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

(x) Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, other receivable, advances to suppliers, advances to employees, bank loans and notes, accounts payable, other payable, dividend payable, accrued liabilities, and long-term liabilities. The recorded values of cash and cash equivalents, accounts receivable, other receivable, advances to suppliers, advances to employees, bank loans and notes, accounts payable, other payable, dividend payable and accrued liabilities approximate their fair values based on their short-term nature. The recorded values of long-term liabilities approximate their fair values, as interest approximates market rates.

(y) Retirement Plan

The employees of the Company participate in the defined contribution retirement plans managed by the local government authorities whereby the Company is required to contribute to the schemes at fixed rates of the employees' salary. The Company's contributions to this plan are charged to profit or loss when incurred. The Company has no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(z) Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosing of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. SFAS 165 does not significantly change the types of subsequent events that an entity reports, but it requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective for interim or annual reporting requirements ending after June 15, 2009. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows of the Company.

In June 2009, the FASB issued Accounting Standards Update ("ASU") 2009-01, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* ("ASU 2009-01"). ASU 2009-01 established the Accounting Standards Codification (the "Codification") as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification supersedes all prior non-SEC accounting and reporting standards. Following ASU 2009-01, the FASB will not issue new accounting standards in the form of FASB Statements, FASB Staff Positions, or Emerging Issues Task Force abstracts. ASU 2009-01 also modifies the existing hierarchy of GAAP to include only two levels — authoritative and non-authoritative. ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009, and early adoption was not permitted. The adoption of this standard did not have an impact on the financial position, results of operations or cash flows of the Company.

In August 2009, the FASB issued ASU 2009-05, *Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 addresses concerns in situations where there may be a lack of observable market information to measure the fair value of a liability, and provides clarification in circumstances where a quoted market price in an active market for an identical liability is not available. In these cases, reporting entities should measure fair value using a valuation technique that uses the quoted price of the identical liability when that liability is traded as an asset, quoted prices for similar liabilities, or another valuation technique, such as an income or market approach. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

liability. ASU 2009-05 is effective for the first reporting period subsequent to August 2009 and the adoption of this update is not expected to have a material impact on the financial position, results of operations, or cash flows of the Company.

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140* ("SFAS 166"). SFAS 166 amends the application and disclosure requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities — a Replacement of FASB Statement 125* ("SFAS 140"), removes the concept of a "qualifying special purpose entity" from SFAS 140 and removes the exception from applying FASB Interpretation ("FIN") No. 46(R), *Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51* ("FIN 46(R)") to qualifying special purpose entities. SFAS 166 is effective for the first annual reporting period that begins after November 15, 2009, and early adoption is not permitted. The adoption of this standard is not anticipated to have a material impact on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued ASU 2009-13, *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force* ("ASU2009-13"). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements where products or services are accounted for separately rather than as a combined unit, and addresses how to separate71deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. Existing GAAP requires an entity to use vendor-specific objective evidence ("VSOE") or third-party evidence of a selling price to separate deliverables in a multiple-deliverable selling arrangement. As a result of ASU2009-13, multiple-deliverable arrangements will be separated in more circumstances than under current guidance. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price will be based on VSOE if it is available, on third-party evidence if VSOE is not available, or on an estimated selling price if neither VSOE nor third-party evidence is available. ASU 2009-13 also requires that an entity determine its best estimate of selling price in a manner that is consistent with that used to determine the selling price of the deliverable on a stand-alone basis, and increases the disclosure requirements related to an entity's multiple-deliverable revenue arrangements. ASU 2009-13 must be prospectively applied to all revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption is permitted. Entities may elect, but are not required, to adopt the amendments retrospectively for all periods presented. The Company expects to adopt the provisions of ASU 2009-13 on January 1, 2011 and does not believe that the adoption of this standard will have a material impact on the financial position, results of operations, or cash flows of the Company.

In December 2009, the FASB issued ASU 2009-17, *Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* ASU 2009-17 replaces the quantitative-based risk and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. ASU 2009-17 also requires additional disclosures about a reporting entity's involvement in variable interest entities. The provisions of ASU 2009-17 are to be applied beginning in the first fiscal period beginning after November 15, 2009. The Company

(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

adopted ASU 2009-17 on January 1, 2010 and does not anticipate that the adoption of this standard will have a material effect on the financial position, results of operations, or cash flows of the Company.

In January 2010, the FASB issued ASU 2010-02, *Consolidation (Topic 810) — Accounting and Reporting for Decreases in Ownership of a Subsidiary — A Scope Clarification.* ASU 2010-02 clarifies that the scope of previous guidance in the accounting and disclosure requirements related to decreases in ownership of a subsidiary apply to (i) a subsidiary or a group of assets that is a business or nonprofit entity; (ii) a subsidiary that is a business or nonprofit entity that is transferred to an equity method investee or joint venture; and (iii) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. ASU 2010-02 also expands the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets to include (i) the valuation techniques used to measure the fair value of any retained investment; (ii) the nature of any continuing involvement with the subsidiary or entity acquiring a group of assets; and (iii) whether the transaction that resulted in the deconsolidation or derecognition was with a related party or whether the former subsidiary or entity acquiring the assets will become a related party after the transaction. The provisions of ASU 2010-02 will be effective for the first reporting period beginning after December 13, 2009. The Company adopted the provisions of ASU 2010-02 on January 1, 2010 and does not anticipate that the adoption of this standard will have a material impact on the financial position, results of operations, or cash flows of the Company.

In January 2010 the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures About Fair Value Measurements.* ASU 2010-06 clarifies the requirements for certain disclosures around fair value measurements and also requires registrants to provide certain additional disclosures about those measurements. The new disclosure requirements include (i) the significant amounts of transfers into and out of Level 1 and Level 2 fair value measurements during the period, along with the reason for those transfers, and (ii) separate presentation of information about purchases, sales, issuances and settlements of fair value measurements with significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company adopted the provisions of ASU 2010-06 on January 1, 2010 and does not anticipate that the adoption of this standard will have a material impact on the financial position, results of operations, or cash flows of the Company.

(aa) Subsequent Event

The Company evaluates subsequent events that have occurred after the consolidated balance sheet date but before the consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence with respect to conditions that did *not* exist at the date of the balance sheet but arose subsequent to that date. The Company has evaluated subsequent events, and based on this evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustments to the consolidated financial statements.

(Stated in US Dollars)

3. RESTRICTED CASH

Restricted Cash represents cash placed with banks to secure banking facilities, which are comprised of loans and notes payables in addition to other collateral.

4. NOTES RECEIVABLE

	At December 31, 2009	At December 31, 2008
Notes Receivable	$28,520	$—
Less: Allowance for Bad Debts	—	—
	$28,520	$—

Notes Receivable are typically in the form of bank drafts from customers. Bank drafts are liquid instruments that can be either (a) endorsed to the Company's vendors, or (b) discounted to the Company's own bank. The Company chooses to carry these instruments as notes receivable instead of cash primarily because of the associated time element of these notes, as they are normally due at a later point in time; therefore, these bank drafts represent different risk and reward characteristics.

5. ACCOUNTS RECEIVABLE

	At December 31, 2009	At December 31, 2008
Total Accounts Receivable-Trade	$56,802,317	$44,619,549
Less: Allowance for Bad Debt	(2,840,116)	(3,132,693)
	$53,962,201	$41,486,856
Allowance for Bad Debts		
Beginning Balance	$ (3,132,693)	$ (1,245,883)
Allowance Provided	(1,573,535)	(1,886,810)
Less: Bad Debt Written Off	1,866,112	—
Ending Balance	$ (2,840,116)	$ (3,132,693)

6. INVENTORY

	At December 31, 2009	At December 31, 2008
Raw Materials	$ 4,938,537	$ 3,951,516
Work in Progress	8,319,353	4,065,249
Finished Goods	2,372,580	2,567,141
	$15,630,470	$10,583,906

7. ADVANCES TO EMPLOYEES

Advances to Employees of $342,829 and $189,516 as of December 31, 2009 and 2008, respectively, consisted of advances to salespeople for salary, travel, and expenses over extended periods as they work to procure new sales contracts or install and perform on existing contracts. These advances are deducted from future sales commissions earned by these salespeople. In the event that a salesperson leaves the Company prior to earning sales commissions sufficient to offset advances paid to the salesperson, the Company immediately expenses any outstanding balance to the income statement. None of the employees who have received these advances is a director or executive officer of the Company.

(Stated in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment, which are stated at cost less depreciation, were composed of the following:

At December 31, 2009 Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Total
Buildings	$13,192,892	$ 8,692,905	$ —	$21,885,797
Machinery & Equipment	1,908,216	12,343,760	2,020,846	16,272,822
Furniture & Fixtures	367,993	16,666	6,607	391,266
Auto	678,290	267,044	7,313	952,647
Other	74,933	—	—	74,933
	16,222,324	21,320,375	2,034,766	39,577,465
Less: Accumulated Depreciation				
Buildings	(2,237,889)	(165,239)	—	(2,403,128)
Machinery & Equipment	(811,808)	(2,352,315)	(219,212)	(3,383,335)
Furniture & Fixtures	(278,719)	(6,047)	(1,811)	(286,578)
Auto	(487,616)	(86,651)	(579)	(574,913)
Other	(21,245)	—	—	(21,245)
	(3,837,277)	(2,610,252)	(221,602)	(6,669,131)
Property, Plant, & Equipment, Net	**$12,385,047**	**$18,710,123**	**$1,813,164**	**$32,908,334**

At December 31, 2008 Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Total
Buildings	11,011,657	—	—	11,011,657
Machinery & Equipment	1,888,521	10,551,443	1,916,553	14,356,517
Furniture & Fixtures	362,007	13,781	—	375,788
Auto	776,312	260,951	—	1,037,263
Other	74,455	—	—	74,455
	14,112,952	10,826,175	1,916,553	26,855,680
Less: Accumulated Depreciation				
Buildings	(1,874,508)	—	—	(1,874,508)
Machinery & Equipment	(632,150)	(1,260,420)	(32,125)	(1,924,695)
Furniture & Fixtures	(221,068)	(3,826)	—	(224,894)
Auto	(501,132)	(49,070)	—	(550,202)
Other	(6,830)	—	—	(6,830)
	(3,235,688)	(1,313,316)	(32,125)	(4,581,129)
Property, Plant, & Equipment, Net	**$10,877,264**	**$ 9,512,859**	**$1,884,428**	**$22,274,551**

The shared campus of Wuhan Blower and Wuhan Generating Equipment consists of approximately 440,000 square feet (44,233 square meters) of building floor space. The Company's new turbine manufacturing workshop will provide approximately 215,482 square feet (20,019 square meters) of floor space. A new office building will house the business operations of Wuhan Generating Equipment and will provide an additional 134,656 square feet (12,510 square meters) of floor space.

(Stated in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT – (continued)

The acquired campus of Wuhan Sungreen will house the following buildings when fully built out and complete:

	Square Feet	Square Meters
Workshop 1	136,131	12,647.00
Workshop 2	90,363	8,395.00
Workshop 3	95,777	8,898.00
Dormitories	67,662	6,286.08
Commercial Shops	5,285	491.00
Warehouse	102,155	9,490.60
Office Buildings	152,994	14,213.64
	650,367	60,421.32

The local government has already approved the architectural plans for all of the buildings. Currently Workshop 1, Warehouse, Dormitories, and Commercial Shops have yet to be built. Workshop 2 and Workshop 3 are fully built. The Office Building is currently under construction but has yet to be completed.

In order to complete the campus of Wuhan Sungreen, the Company anticipates incurring approximately an additional $5.13 million (RMB 35,100,000), which is beyond the amount originally committed in the asset purchase agreement.

9. LAND USE RIGHTS

At December 31, 2009

Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Total
Land Use Rights	$2,199,372	$—	$10,499,810	$12,699,182
Less: Accumulated Amortization	(276,049)	—	(349,994)	(626,043)
Land Use Rights, *Net*	$1,923,323	$—	$10,149,816	$12,073,139

At December 31, 2008

Category of Asset	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Total
Land Use Rights	$2,117,709	$—	$10,473,768	$12,591,477
Less: Accumulated Amortization	(206,766)	—	(87,282)	(294,048)
Land Use Rights, *Net*	$1,910,943	$—	$10,386,486	$12,297,429

The Company acquired through Wuhan Hi-Tech Blower Manufacturing Co. Ltd. (WBM) the Land Use Rights for three parcels of land totaling 1,170,000 square feet for a term of 50 years from March 1, 2004 to March 1, 2054 for $1,856,757 (RMB 14,515,200). The land has been used for the Company's facilities including the blower manufacturing facilities, turbine manufacturing facility, warehouses, testing facilities, dormitories, and administrative buildings for its Wuhan Blower and Wuhan Generating Equipment subsidiaries.

The parcel of land purchased in the asset acquisition and now carried on the books of Wuhan Sungreen total 792,547 square feet (73,630.05 square meters). The land will be used for Wuhan Sungreen's office building, workshops, and dormitories. The land use right will be amortized over 30 years.

(Stated in US Dollars)

10. CONSTRUCTION IN PROGRESS

Construction in progress represents the direct costs of design, acquisition, building construction, building improvements, and land improvement. These costs are capitalized in the Construction-in-Progress account until substantially all activities necessary to prepare the assets for their intended use are completed. At such point, the Construction-in-Progress account is closed and the capitalized costs are transferred to their appropriate asset classification. No depreciation is provided until it is completed and ready for the intended use.

The assets reported under the construction in progress account relate to various projects at the Company's operating subsidiaries. All of the construction projects at Wuhan Blower have been substantially completed. The assets have been into use. Accordingly, the assets have been moved to the property, plant, and equipment account. Construction projects as Wuhan Generating include a new workshop, office building and the installation of equipment in the workshop. The workshop was completed in the beginning of 2009. All equipment will be fully installed and operational by the end of the second quarter of 2010. The structure of the office building has been substantially completed; however, the necessary construction of the interior to bring the building into use has been temporarily stopped. The Company is evaluating its current resources and will provide an expected completion date when it believes sufficient resources will be available to complete the construction. The construction projects at Wuhan Sungreen include a new workshop and office building. The Company expects construction on both the workshop and office building to be complete by the end of 2010.

Construction in progress increased by approximately $18.2 million from December 31, 2007 to December 31, 2008. Approximately $11.0 million of this increase was attributable to the acquisition of construction in progress accounts related to the purchase of Wuhan Sungreen in 2008. Approximately $7.2 million was attributable to investments in the turbine facility of Wuhan Generating. Also, during this same period, certain assets that were completed and put into use were moved from the construction in progress account to the property, plant and equipment account. From December 31, 2008 to December 31, 2009, Construction in Progress decreased by approximately $10.2 million which reflects those assets being moved from construction in progress account to the property, plant & equipment account.

The following table details the assets that are accounted for in the Construction-in-Progress account at December 31, 2009 and December 31, 2008:

Subsidiary	Description	At December 31, 2009	At December 31, 2008
Wuhan Blower	Blower Workshop	$ —	$631,839
Wuhan Blower	Bus Parking	—	4,377
Wuhan Blower	Dormitory	—	20,425
Wuhan Blower	Landscaping	—	4,934
Wuhan Blower	Office Building	—	471,959
Wuhan Blower	Other	—	391,533
Wuhan Blower	Security System	—	292
Wuhan Blower	Street	—	584
Wuhan Blower	Testing Facility	—	11,380
Wuhan Blower	Wall	—	320,468
Wuhan Blower	Warehouse	—	33,518
Wuhan Blower	Badminton Courts	24,133	—
Wuhan Generating	Capitalized Interest	67,561	131,622

(Stated in US Dollars)

10. CONSTRUCTION IN PROGRESS – (continued)

Subsidiary	Description	At December 31, 2009	At December 31, 2008
Wuhan Generating	Equipment Requiring Installation	2,528,256	3,374,825
Wuhan Generating	Generating Workshop	—	5,745,581
Wuhan Generating	Generating Workshop-Materials	—	2,293,483
Wuhan Generating	Generating Office Building	3,427,899	3,346,449
Wuhan Generating	Miscellaneous	4,429	259
Wuhan Generating	Shipping Costs	—	10,213
Wuhan Sungreen	Landscaping	146,280	145,917
Wuhan Sungreen	Workshop	4,849,588	4,837,559
Wuhan Sungreen	Office Building	5,792,300	5,289,083
Wuhan Sungreen	Utility Systems Setup	1,023,811	1,021,272
		$17,864,257	$28,087,572

11. INTANGIBLE ASSETS

The following categories of assets are stated at cost less accumulated amortization.

	At December 31, 2009	At December 31, 2008
Category of Asset		
Trademarks	$ 106,038	$ 145,896
Mitsubishi License	302,888	335,980
Tianyu CAD License	3,958	4,450
Sunway CAD License	16,820	16,778
Microsoft License	12,222	13,934
	441,926	517,038
Less: Accumulated Amortization		
Trademarks	(62,160)	(32,827)
Mitsubishi License	(152,862)	(113,599)
Tianyu CAD License	(2,287)	(1,391)
Sunway CAD License	(3,915)	(1,119)
Microsoft License	(7,904)	(4,528)
	(229,128)	(153,464)
Intangible Assets, *Net*	$ 212,798	$ 363,574

The weighted average amortization period for the Company's intangible assets at December 31, 2009 and 2008 were 12.82 years and 12.82 years, respectively.

The weighted average amortization period for the Trademark is 20 years.

The weighted average amortization period for the Mitsubishi, CAD, and Microsoft technical licenses is 10 years.

(Stated in US Dollars)

12. BANK LOANS AND NOTES

The following table provides the name of the lender, due date, interest rate, and amounts outstanding at December 31, 2009 and 2008 for the Company's bank loans and notes payable.

Subsidiary	Type	Name of Creditor	Due Date	Interest Rate Per Annum	At December 31, 2009	At December 31, 2008
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/20/2009	8.96%	$ —	$ 729,479
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/22/2009	8.96%	—	729,479
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/25/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/27/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/29/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/4/2009	8.96%	—	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/23/2009	8.96%	—	583,584
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/26/2009	8.96%	—	1,167,168
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/24/2009	8.96%	—	1,167,168
Wuhan Blower	Bank Loans	China Citic Bank	4/19/2010	5.31%	3,656,467	—
Wuhan Blower	Bank Loans	Bank of China Ltd.	3/2/2010	5.40%	804,423	—
Wuhan Blower	Bank Loans	Guangdong Development Bank	6/15/2010	6.37%	1,608,846	—
Wuhan Blower	Bank Loans	Agricultural Bank of China	8/6/2010	5.84%	7,312,935	—
Wuhan Blower	Bank Loans	Hankou Bank	7/5/2010	4.425%	833,675	—
subtotal					**14,216,346**	**7,294,798**
Wuhan Blower	Notes Payable	China Minsheng Banking Corp., Ltd.	1/22/2009		—	1,458,959
Wuhan Blower	Notes Payable	Citic Industrial Bank	3/27/2009		—	3,647,399
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		—	1,313,064
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	3/2/2009		—	1,750,751
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009		—	1,313,064
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/10/2009		—	579,760
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/18/2009		—	744,069
Wuhan Blower	Notes Payable	Standard Chartered Bank	4/21/2010		1,828,234	—
Wuhan Blower	Notes Payable	Standard Chartered Bank	3/3/2010		417,047	
Wuhan Blower	Notes Payable	Standard Chartered Bank	3/18/2010		1,462,587	
Wuhan Blower	Notes Payable	Standard Chartered Bank	2/11/2010		731,294	
Wuhan Blower	Notes Payable	Bank of Communications	1/24/2010		892,178	—
subtotal					**5,331,340**	**10,807,067**
Wuhan Generating	Bank Loans	Citic Industrial Bank	3/2/2009	8.22%	—	2,917,919
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	1/7/2009	7.47%	—	1,458,959
Wuhan Generating	Bank Loans	Hankou Bank	10/13/2010	5.31%	1,462,587	—
Wuhan Generating	Bank Loans	Bank of Communications	12/23/2010	5.67%	1,462,587	—
Wuhan Generating	Bank Loans	Bank of Communications**	12/23/2010	5.67%	1,462,587	1,458,959
subtotal					**4,387,761**	**5,835,837**

(Stated in US Dollars)

12. BANK LOANS AND NOTES – (continued)

Subsidiary	Type	Name of Creditor	Due Date	Interest Rate Per Annum	At December 31, 2009	At December 31, 2008
Wuhan Generating	Long Term Loan	Standard Chartered Bank	12/17/2012	9.40%	$ 2,925,714	$ —
Wuhan Blower	Long Term Loan	Standard Chartered Bank	12/16/2013	9.40%	7,094,145	—
Wuhan Sungreen	Notes Payable	Various vendors and individuals	On Demand		13,066	—
Wuhan Generating	Notes Payable	Bank of Communications	6/26/2009		—	2,480,231
Wuhan Generating	Notes Payable	Bank of Communications	1/15/2009		—	1,458,958
Wuhan Generating	Notes Payable	Bank of Communications	1/16/2009		—	4,376,878
Wuhan Generating	Notes Payable	Bank of Communications	6/24/2009		—	4,376,878
Wuhan Generating	Notes Payable	Bank of Communications	1/6/2010		1,462,587	—
Wuhan Generating	Notes Payable	Bank of Communications	1/12/2010		1,462,587	—
Wuhan Generating	Notes Payable	Bank of Communications	1/17/2010		1,462,587	—
Wuhan Generating	Notes Payable	Bank of Communications	1/22/2010		1,462,587	—
Wuhan Generating	Notes Payable	Hankou Bank	4/13/2010		1,462,587	—
Wuhan Generating	Notes Payable	Hankou Bank	4/21/2010		530,188	—
Wuhan Generating	Notes Payable	Hankou Bank	4/26/2010		917,773	—
Wuhan Generating	Notes Payable	Bank of Communications	4/8/2010		3,948,985	—
subtotal					**12,789,881**	**12,692,947**
total					**$46,758,253**	**$36,630,649**

** In 2008, loan was classified as long-term loan

Banking facilities extended by the CITIC Industrial Bank, Bank of Communication, Guangdong Development Bank and Agricultural Bank of China were secured by the Company's mortgage of real property.

The Bank of China Loan is collateralized by the technical license with Mitsubishi.

Certain notes payable, as indicated above, do not have a stated rate of interest. These notes are payable on demand to the Company's creditors. The creditors have given extended credit terms secured by pledge of the Company's restricted cash.

In 2009, Standard Chartered Bank granted the Company credit facilities in the amount of $50,181,361. The Company may borrow at a fixed rate set by the bank. The credit facilities are secured by the Company's mortgage of real property, property, plant and equipment, land use rights, assignment of accounts receivable, and trademarks.

Credit Facilities from Standard Chartered Bank at December 31, 2009:

	Used	Unused	Total Facility
Tranche A	$10,019,319	$20,929,022	$30,948,341
Tranche B	—	13,382,671	13,382,671
Notes Payable	4,439,162	1,411,186	5,850,348
Total	$14,458,481	$35,722,880	$50,181,361

(Stated in US Dollars)

12. BANK LOANS AND NOTES – (continued)

Subsequent to December 31, 2009, Standard Chartered Bank disbursed funds under its loan agreement to the Company's subsidiaries as detailed in the table below:

Additional Amount Disbursed under Tranche A

Borrowing Subsidiary	Disbursement Date	USD Amount
Wuhan Blower	1/29/2010	$ 4,255,530
Wuhan Blower	1/29/2010	7,312,935
Wuhan Generating	1/29/2010	1,462,587
		$13,031,052

As of January 29, 2010, the Company's outstanding principal and repayment schedule under its loan agreement with Standard Chartered Bank are detailed below:

Principal Due	Blower	Generating	Sungreen	Total
2010	$ 4,439,162	$ —	$—	$ 4,439,162
2011	3,732,522	877,552	—	4,610,074
2012	14,930,088	3,510,209	—	18,440,297
	$23,101,772	$4,387,761	$—	$27,489,533

The Company's loan agreement with Standard Chartered Bank contains covenants, which include, among others: limitation on the incurrence of additional indebtedness; limitation on guarantees, liens, investments, sale of assets, mergers, change of control and capital expenditures; and maintenance of specified financial ratios. The Company filed a copy of this loan agreement with the U.S. Securities and Exchange Commission on November 17, 2009.

The Company was in compliance with all loan covenants as of December 31, 2009, except that the Company did not comply with the days accounts receivable ratio covenant in its loan agreement with Standard Chartered. This ratio is calculated by dividing the Company's 2009 revenue by 360 and then dividing that number into accounts receivable. At December 31, 2009, the Company's days account receivable ratio was 209, which was above the maximum of 180 provided in the Standard Chartered loan agreement. The Company has requested a waiver from Standard Chartered for this noncompliance. Based on the Company's conversations with Standard Chartered, the Company does not believe that Standard Chartered will take any adverse action against the Company for noncompliance with this financial covenant.

(Stated in US Dollars)

13. OTHER PAYABLE

The Company included certain accruals in "Other Payable" for value added tax invoices yet to be received from vendors, who have already delivered the goods or services. The following table details the Company's Other Payable line items at December 31, 2009:

Vendor	Description	Amount
Hubei Gong Chuang	Purchase of Sukong Assets	777,475
Hubei Delisen Technology Co., Ltd.	Transportation costs	585,034
Wuhan Xiuma Technology Co., Ltd.	Transportation costs	585,034
Yu, Shijing	Regular business expenses that have yet to be reimbursed	438,776
Qiao, Cunwu	Regular business expenses that have yet to be reimbursed	201,402
Wuhan Pengmai Motor Transport Co., Ltd..	Transportation costs	192,147
Wuhan Sanhe Vehicle Service Co., Ltd.	Transportation costs	140,969
Wuhan Longyang Logistics Co., Ltd	Transportation costs	112,624
Various Vendors	Miscellaneous cost and expenses of amounts less than $100,000	1,194,581
		$4,228,042

14. WARRANTY LIABILITY

Warranty liability is accrued and carried on the balance sheet under Accrued Liabilities. The Company makes its warranty accrual based on individual assessment of each contract because terms and conditions vary. The Company's typical sales contracts provide for a warranty period of 12-24 months following product installation.

The following table summarizes the activity related to the Company's product warranty liability for the years ended December 31 2009 and 2008:

	December 31, 2009	December 31, 2008
Balance at beginning of period	$1,154,613	$1,541,771
Adjustment		—
Accruals for current & pre-existing warranties issued during period	371,764	469,586
Less: Settlements made during period	(57,019)	(60,291)
Less: Reversals and warranty expirations	—	(796,453)
Balance at end of year	$1,469,358	$1,154,613

(Stated in US Dollars)

15. CAPITALIZATION

At December 31, 2009, the Company's outstanding securities are shown in the following table:

Type of Security	Number	Issuance Date	Expiration Date
Common Stock	25,351,950	N/A	N/A
Series A Preferred	6,241,453	2/7/2007	N/A
Series B Preferred	6,354,078	9/5/2009	N/A
Series A Warrants	6,172,531	2/7/2007	2/6/2012
Series B Warrants	3,821,446	2/7/2007	2/6/2012
Series C Warrants	635,710	2/7/2007	2/6/2017
Series AA Warrants	617,253	2/7/2007	2/6/2017
Series BB Warrants	382,145	2/7/2007	2/6/2017
Series JJ Warrants	636,908	2/7/2007	2/6/2017
Series J Warrants	—	2/7/2007	11/7/2008
Options Issued to Directors	40,000	11/30/2007	11/30/2017
Options Issued to Directors	40,000	1/2/2008	1/2/2018
Total Shares on Fully Diluted Basis	50,293,474		

Series A Convertible Preferred Stock

The Preferred Stock is convertible into shares of the Company's common stock on a one-for-one basis. Holders of Preferred Stock are entitled to a dividend equal to 5% per annum of the amount invested, subject to adjustment. These dividends are payable quarterly. In the event of a voluntary or involuntary liquidation, holders of preferred stock are entitled to a liquidation preference of $2.33 per share. This amount is in excess of the stock's par value of $0.0001. The convertible preferred stock is cumulative, non-participating, and non-redeemable, and as such, there is no related sinking fund. On or after February 5, 2010, the Series A Convertible Preferred Stock will be mandatorily converted into common stock if the Company's common stock achieves certain price and volume requirements.

Series B Convertible Preferred Stock

On September 5, 2008, the Company entered into an Agreement to Amend Series J Warrants of the Company with holders of warrants exercisable for a majority of the shares of warrant stock issuable under the Company's Series A, B and J warrants. This agreement amended the Series J Warrants so that such warrants are exercisable for shares of the Company's Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock"). Prior to this agreement, such warrants were exercisable for shares of the Company's common stock.

In connection with this agreement, the Company designated 9,358,370 shares of preferred stock as "Series B Convertible Preferred Stock, par value $0.0001 per share" with those rights and preferences as set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series B Preferred Stock of the Company. The Series B Preferred Stock ranks senior to the Company's common stock and junior to the Company's Series A Convertible Preferred Stock, par value $0.0001 per share. The shares of Series B Preferred Stock are convertible on a one-for-one basis into shares of the Company's common stock. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series B Preferred Stock and except as otherwise required by Nevada law, the Series B Preferred Stock has no voting rights. The Series B Preferred Stock is non-redeemable and is not entitled to dividends. When accounting for the Series B Preferred Stock, the Company determined that they qualified as equity because the aforementioned characteristics made them akin to common stock.

(Stated in US Dollars)

15. CAPITALIZATION – (continued)

Investors holding the amended Series J Warrants exercised their right to purchase Series B Preferred Stock at $2.33 per share. For the year ended December 31, 2008, certain investors exercised their amended Series J Warrants for a total of 6,369,078 shares of Series B Preferred Stock. The Company received gross proceeds of $14,839,952 for the issuance of those shares in connection with the exercise of the Series J Warrants. The total amount of commission paid to the placement agent, 1st Bridgehouse Securities, was 10% of the gross proceeds, or $1,483,995. The Company also paid a total of $274,480 for other financing related expenses. The net proceeds from the transactions, after accounting for placement agent commissions and other related financing expenses, was $13,081,477.

Simultaneously with the exercise of a portion of the Series J Warrants, a corresponding portion of the Series B and Series JJ Warrants became exercisable. Accordingly, the Company accounted for the net proceeds of this issuance by allocating to Par Value, Additional Paid in Capital attributable to Series B Preferred Stock, and Additional Paid in Capital attributable to Series B and JJ Warrants. The Company determined that the Series B Preferred Stock had a beneficial conversion feature (BCF). Accordingly, the Company accounted for this BCF as a constructive preferred dividend, which is a charge that reduces retained earnings and increases additional paid in capital attributable to the Series B Preferred Stock. The Company also transferred a prorated portion of proceeds previously recorded under Warrants A, J, B, and C to the Additional Paid in Capital of Series B Preferred Stock to reflect the exercise of the amended Series J Warrants.

In accordance to EITF 00-27 and EITF 98-5, the Company accounted for the modification of the Series J warrants as capital transaction because the modification of the warrants was concurrent with the Company's investors contributing more working capital to the Company through the exercise of the Series J warrants. In consideration of SFAS 123(R), the Company does not believe there is additional incremental value that should be charged to earnings because the fair value assigned to the Series B Convertible Preferred Stock was less than the fair value of the Company's common stock based on the market's closing price on September 5, 2008 and the valuation provided by investment bankers on September 3, 2008. The Series J warrant holders did not receive any additional value as a result of the amendment.

Penalty Shares

Certain investors were issued shares of common stock as a penalty for the Company's failure to achieve listing status on NASDAQ by a predetermined date, which was a term stipulated in the Stock Purchase Agreement dated February 7, 2007. During the years ended December 31, 2009 and 2008, certain investors were awarded an aggregate of 529,787 and 863,894 shares of common stock, respectively. The Company recorded expenses to its statements of income for the issuance of these shares totaling $1,153,439 and $5,355,233, respectively. The Company used a price of $2.30 for the 312,891 shares issued on April 8, 2009 and used a price of $2.00 for the 216,896 shares that were issued on April 16, 2009. These prices were the quoted closing market prices for the Company's common stock on those corresponding dates. Spring House Capital provided the valuation of the shares for the expenses recorded in the year ended December 31, 2008. The prices used in determining the amount of expense was $6.35, $7.83, and $5.30, which relate to March 18, 2008, May 30, 2008, and September 3, 2008, respectively. These were the dates of issuance of the penalty shares.

Exercise of Series C Warrants

During the year ended December 31, 2009, holders of Series C Warrants exercised the right to purchase 187,294 shares of common stock. The transaction was a cashless exercise. Accordingly, the Company issued to the holder 69,361 shares of common stock and cancelled warrants with the rights to purchase 117,933 of common stock.

(Stated in US Dollars)

16. COMMITMENTS OF STATUTORY RESERVE

In compliance with PRC laws, the Company is required to appropriate 10% of its net income to its statutory reserve up to a maximum of 50% of an enterprise's registered Paid-in capital. The Company had future unfunded commitments, as provided below.

	December 31, 2009	December 31, 2008
Unadjusted Registered Capital in PRC	$52,575,256	$43,826,004
50% maximum thereof	26,287,628	21,913,001
Less: Amounts Appropriated to Statutory Reserve	(4,563,593)	(3,271,511)
Unfunded Commitment	$21,724,035	$18,641,490

17. INCOME TAXES

On February 7, 2007, income from the Company's foreign subsidiaries became subject to U.S. income tax liability; however, this tax is deferred until foreign source income is repatriated to the Company from earnings and profits after foreign income taxes, which has not yet occurred.

The Company has engaged a U.S. CPA firm to prepare its U.S. income tax returns in order to maintain a high level of compliance with U.S. tax laws.

All of the Company's operations are in the PRC, and in accordance with the relevant tax laws and regulations of PRC, the corporate income tax rate is 25%. As a business incentive, the Company was approved as a foreign investment enterprise in March 2007, and in accordance with the relevant regulations regarding the favorable tax treatment for a foreign investment enterprise, the Company was entitled to a two-year tax exemption followed by a three-year half exemption. For the years ended December 31, 2008 and 2007, the Company was still within the two year tax exemption period, and accordingly, made no provision for income taxes. For the year ended December 31, 2009, Wuhan Blower and Wuhan Generating were subject to a 12.5% tax rate and Wuhan Sungreen was subject to a 25% tax rate.

Effective January 1, 2008, the PRC income tax rules were changed. The PRC government implemented a new 25% tax rate for all enterprises whether domestic or foreign enterprise, and abolished the tax holiday. However, the PRC government has established grandfathering transition rules that permit enterprises that had received an income tax exemption prior to January 1, 2008 to continue to enjoy the exemption until the original expiration date.

The provision for income taxes in the PRC for China sourced net income amounted to $1,502,884 and $0 for the years ended December 31, 2009 and 2008, respectively.

(Stated in US Dollars)

17. INCOME TAXES – (continued)

Income before taxes and the provision for taxes consists of the following:

	December 31, 2009	December 31, 2008
Income (loss) before taxes:		
US	$ (2,475,455)	$ —
BVI	(27,927)	—
PRC	12,412,787	16,148,092
Total income before taxes	**$ 9,909,405**	**$16,148,092**
Provision for taxes:		
Current:		
U.S. Federal	—	—
State	—	—
China	2,195,828	—
Currency effect	403	
	$ 2,196,231	$ —
Deferred:		
U.S. Federal	—	—
China	(749,031)	—
	(749,031)	—
Total provision for taxes	$ 1,447,200	$ —
Effective tax rate	14.60%	N/A

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2009 and December 31, 2008 are as follows:

	December 31, 2009	December 31, 2008
Deferred tax assets		
Bad debt expense & accrual expense	$749,031	$—
	749,031	—
Valuation allowance	—	—
Total deferred tax assets	749,031	—
Deferred tax liabilities		
Total deferred tax liabilities	—	—
Net deferred tax assets	749,031	—
Reported as:		
Current deferred tax assets	749,031	—
Non-current deferred tax assets	—	—
Non-current deferred tax liabilities	—	—
Net deferred taxes	$749,031	$—

(Stated in US Dollars)

17. INCOME TAXES – (continued)

The differences between the U.S. federal statutory income tax rates and the Company's effective tax rate for the years ended December 31, 2009 and 2008 are shown in the following table:

	2009	2008
U.S. federal statutory income tax rate	34.00%	35%
Lower rates in PRC, net	-9.00%	-10%
Accruals in foreign jurisdictions	2.10%	0%
Tax holiday	-12.50%	-25%
Effective tax rate	14.60%	0.00%

18. EARNINGS PER SHARE

Components of basic and diluted earnings per share were as follows:

	12 months ended December 31, 2009	12 months ended December 31, 2008
Basic Earnings Per Share Numerator		
Net Income	$ 8,462,206	$16,148,092
Less:		
Preferred Dividends	727,129	927,102
Series A Constructive Preferred Dividend.	—	—
Series B Constructive Preferred Dividend	—	4,032,656
Income Available to Common Stockholders	$ 7,735,077	$11,188,334
Diluted Earnings Per Share Numerator		
Income Available to Common Stockholders	$ 7,735,077	$11,188,334
Add:		
Preferred Dividends	727,129	927,102
Income Available to Common Stockholders on Converted Basis	$ 8,462,206	$12,115,436
Original Shares:		
Additions from Actual Events		
– Issuance of Common Stock	24,752,802	19,712,446
– Conversion of Series A Preferred Stock into Common Stock	—	2,329,527
– Conversion of Series B Preferred Stock into Common Stock	—	2,219
– Issuance of Common Stock resulting from the Exercise of Warrants	40,355	115,361
– Issuance of Penalty Shares	382,869	515,979
Basic Weighted Average Shares Outstanding	25,176,026	22,675,532
Dilutive Shares:		
Additions from Potential Events		
– Conversion of Series A Preferred Stock	6,241,453	7,958,027
– Conversion of Series B Preferred Stock	6,354,078	1,507,851
– Exercise of Investor Warrants & Placement Agent Warrants	38,881	14,943,638
– Exercise of Employee & Director Stock Options	—	—
Diluted Weighted Average Shares Outstanding:	37,810,439	47,085,048

(Stated in US Dollars)

18. EARNINGS PER SHARE – (continued)

	12 months ended December 31, 2009	12 months ended December 31, 2008
Earnings Per Share		
– Basic	$ 0.31	$ 0.49
– Diluted	$ 0.22	$ 0.26
Weighted Average Shares Outstanding		
– Basic	25,176,026	22,675,532
– Diluted	37,810,439	47,085,048

19. OPERATING SEGMENTS

The Company individually tracks the performance of its three operating subsidiaries: Wuhan Blower, Wuhan Generating Equipment, and Wuhan Sungreen. Wuhan Blower is primarily engaged in the design, manufacture, installation, and service of blowers. Wuhan Generating Equipment is primarily engaged in the design, manufacture, installation, and service of power generating equipment. Wuhan Sungreen is in the business of design, production, and sale of blower silencers, connectors, and other general spare parts for blowers and electrical equipment. Below is a presentation of the Company's results of operations and financial position for its operating subsidiaries at December 31, 2009 and 2008, and for the years then ended.

Results of Operations For the year ended December 31, 2009	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Company, UFG, Adjustments	Total
Sales	$48,160,348	$44,176,236	$ 743,171	$ —	$93,079,755
Cost of Sales	36,981,602	32,127,881	611,145	—	69,720,628
Gross Profit	11,178,746	12,048,356	132,026	—	23,359,128
Operating Expenses	5,467,358	1,918,573	838,357	1,349,943	9,574,231
Other Income (Expenses)	(2,080,210)	(495,027)	(146,816)	(1,153,439)	(3,875,492)
Earnings before Taxes	3,631,178	9,634,756	(853,147)	—	9,909,405
Taxes/(Deferred Tax Benefit)	453,897	1,204,345	(211,042)	—	1,447,200
Net Income	**$ 3,177,281**	**$ 8,430,412**	**$(642,105)**	**$(2,503,382)**	**$ 8,462,206**

Financial Position At December 31, 2009	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Company, UFG, Adjustments	Total
Current Assets	$ 76,072,289	$58,026,006	$ 1,606,646	$(26,049,354)	$109,655,587
Non Current Assets	48,160,407	24,738,269	23,774,958	(32,511,993)	64,161,641
Total Assets	**124,232,696**	**82,764,275**	**25,381,604**	**(58,561,347)**	**173,817,228**
Current Liabilities	39,083,033	41,069,298	1,279,778	(21,760,479)	59,671,630
Total Long Term Liabilities	7,094,145	4,387,761	—	—	11,481,906
Total Liabilities	46,177,178	45,457,059	1,279,778	(21,760,479)	71,153,536
Net Assets	78,055,518	37,307,216	24,101,826	(36,800,868)	102,663,692
Total Liabilities & Net Assets	**$124,232,696**	**$82,764,275**	**$25,381,604**	**$(58,561,347)**	**$173,817,228**

(Stated in US Dollars)

19. OPERATING SEGMENTS – (continued)

Results of Operations For the year ended December 31, 2008	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Company, UFG, Adjustments	Total
Sales	$58,820,320	$59,813,513	$ —	$ —	$118,633,833
Cost of Sales	41,372,480	43,069,798	—	—	84,442,278
Gross Profit	17,447,840	16,743,715	—	—	34,191,555
Operating Expenses	6,292,955	3,469,376	117,553	1,689,451	11,569,335
Other Income (Expenses)	(742,736)	(416,748)	—	(5,314,644)	(6,474,128)
Earnings before Taxes	10,412,149	12,857,591	(117,553)	(7,004,095)	16,148,092
Taxes	—	—	—	—	—
Net Income	**$10,412,149**	**$12,857,591**	**$(117,553)**	**$(7,004,095)**	**$ 16,148,092**

Financial Position At December 31, 2008	Wuhan Blower	Wuhan Generating Equipment	Wuhan Sungreen	Company, UFG, Adjustments	Total
Current Assets	$ 64,326,040	48,151,218	$ 1,293,482	(22,821,873)	90,948,867
Non Current Assets	47,991,237	24,415,293	23,564,745	(31,847,772)	64,123,502
Total Assets	112,317,277	72,566,511	24,858,227	(54,669,647)	155,072,368
Current Liabilities	37,626,457	42,306,896	467,114	(20,376,496)	60,023,971
Total Long Term Liabilities	—	1,458,959	—	—	1,458,959
Total Liabilities	37,626,457	43,765,855	467,114	(20,376,496)	61,482,930
Net Assets	74,690,820	28,800,656	24,391,113	(34,293,151)	93,589,438
Total Liabilities & Net Assets	$112,317,277	$72,566,511	$24,858,227	$(54,669,647)	$155,072,368

The amounts carried in the column for the Company, UFG and adjustments reflect the corporate expenses of the Company and its wholly owned subsidiary, Universe Faith Group, Ltd., which has no operations and only serves to hold the Company's operating subsidiaries. Our corporate expenses include the costs for professional fees related to corporate matters and compliance efforts. The majority of the costs are directly a result of the Company being a U.S. public company. The Company believes that these costs are not costs which are directly attributable to the operations of our operating segments and thus any allocation of these costs would be discretionary and may misrepresent the performance of our operating segments. We discuss the reasons for the fluctuation in these costs in our selling and general and administrative expenses in our MD&A. The adjustments represent the eliminations necessary to consolidate the financial statements. See Note 2*(b)* — *Consolidation.*

20. STOCK COMPENSATION EXPENSE

On November 30, 2007, the Company's Board of Directors adopted the Wuhan General Group (China), Inc. 2007 Stock Option Plan (the "Plan"). The Plan provides that the maximum number of shares of the Company's common stock that may be issued under the Plan is 3,000,000 shares. The Company's employees, directors, and service providers are eligible to participate in the Plan.

For the years ended December 31, 2009 and 2008, the Company recorded $0 and $227,603 of stock compensation expense, respectively. The entire stock option compensation expenses were recorded as general and administrative expenses given the nature of the work contribution of the grantees.

(Stated in US Dollars)

20. STOCK COMPENSATION EXPENSE – (continued)

The range of the exercise prices of the stock options granted since inception of the plan are shown in the following table:

Price Range	Number of Shares
$0 – $9.99	80,000 shares
$10.00 – $19.99	0 shares
$20.00 – $29.99	0 shares

The Company has not accrued or realized tax benefit related to the expense of stock options in the United States because it does not currently have a plan to repatriate its earnings.

The Company used the Black-Scholes Model to value the options granted. The following shows the weighted average fair value of the grants as of December 31, 2009 and 2008 and the assumptions that were employed in the model:

	2009	2008
Weighted-average fair value of grants:	$0.0000	$0.8665
Risk-free interest rate:	2.69%	3.97%
Expected volatility:	7.51%	20.00%
Expected life in months:	95.50	107.50

21. CONCENTRATION OF CREDIT RISK AND OTHER RISKS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable, other receivable, and advances to suppliers. The Company maintains cash and cash equivalents with several financial institutions. It invests with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Receivables are from customers and suppliers and concentrated in the People's Republic of China. The Company performs ongoing credit evaluations of its customers and suppliers. The Company generally does not require collateral, but in most cases can place liens against the property, plant, or equipment constructed or terminate the contract if a material default occurs. The Company maintains an allowance for doubtful accounts which has been within management's expectations.

The Company is subject to the concentration of supply risk because it contracted with a single vendor, Hubei Gongchuang Real Estate Co., Ltd. to perform all of the construction of its two campuses detailed in Note 8 — Property, Plant and Equipment.

22. CONSTRUCTIVE PREFERRED DIVIDEND

In accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, EITF 98-95 *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios*, and EITF 00-27 *Application of Issue No. 98-5 to Certain Convertible Instruments*, the Company has recorded two non-cash preferred dividends against the companies retained earnings in the amounts of $0 and $4,032,656 in 2009, and 2008, respectively. These constructive preferred dividends reflect the amortizations of the beneficial conversion feature of both the Series A Preferred Stock, and Series B Preferred Stock issued by the Company in its private placement financing transactions in February of 2007, and October and November of 2008. The beneficial conversion features are considered returns of capital to the investors in the private placements. Since the

22. CONSTRUCTIVE PREFERRED DIVIDEND – (continued)

two series of preferred stock were convertible upon issuance the Company recognized the entire dividend at inception. The beneficial conversion features arose from the aggregate value of the differences between the effective conversion prices of the securities and the contractual conversion prices of the stock issuances in the financing transactions.

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Exhibit 31.1

Rule 13a-14(a) Certification of the Chief Executive Officer

I, Xu Jie, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wuhan General Group (China), Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

/s/ Xu Jie

Xu Jie, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Rule 13a-14(a) Certification of the Chief Financial Officer

I, Philip Lo, certify that:

1. I have reviewed this Annual Report on Form 10-K of Wuhan General Group (China), Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

/s/ Philip Lo

Philip Lo, Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned, as the Chief Executive Officer and as the Chief Financial Officer of Wuhan General Group (China), Inc. (the "Company"), each certify that, to his knowledge on the date of this certification:

1. The annual report of the Company for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on this date (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

The foregoing certifications are made pursuant to §906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. §1350) and shall not be relied upon for any other purpose.

Date: March 31, 2010

/s/ Xu Jie

Xu Jie
President and Chief Executive Officer

Date: March 31, 2010

/s/ Philip Lo

Philip Lo
Chief Financial Officer

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Corporate Information

Board of Directors

Xu Jie
Chairman of the Board

Zheng Qingsong
Director

Vice Director and Partner
Hubei Junlin Law Firm
(a law firm)

Huang Zhaoqi
Director

David K. Karnes
Director

Of Counsel, Kutak Rock,
LLP (a law firm)
President and Chief Executive
Officer, The Fairmont Group, Inc. (a
merchant banking and consulting firm)

Shi Yu
Director, Chairman of
the Compensation Committee

General Manager, Wuhan
Zhong Sheng Credit Union (a
financial services company)

Brian Lin
Director, Chairman of
the Audit Committee

Chief Executive Officer and Director,
China Fire & Security Group, Inc.
(a developer and manufacturer
of fire safety products)

Qi Ruilong
Director

Current Officers

Qi Ruilong
Chief Executive Officer

Philip Lo
Chief Financial Officer

Ge Zhengke
General Manager

Chen Juntao
Vice General Manager (Blower)

Huang Zhaoqi
Vice General Manager (Turbine)

Stockholder Information

Wuhan General Group (China), Inc.

Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei 430200, People's Republic of China
Phone: +86 27-5970-0069

Annual Meeting

The 2010 Annual Meeting of Stockholders will be held on November 16, 2010 at 9:00 AM China Standard Time at Wuhan General's headquarters at Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone, Wuhan, Hubei 430200, People's Republic of China.

Independent Auditor

Samuel H. Wong & Co., LLP
www.swongcpa.com

2010 Pioneer Court
San Mateo, CA 94403
Phone: (415) 732-1288

Investor Relations

CCG Investor Relations Inc.
www.ccgirasia.com

521 Fifth Avenue, 38th Floor
New York, NY 10175
Phone: (646) 213-1915

Legal Counsel

Troutman Sanders LLP
www.troutmansanders.com

405 Lexington Avenue
New York, NY 10174-0700
Phone: (212) 704-6000

600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA 30308-2216
Phone: (404) 885-3000

Corporate Website

www.wuhangeneral.com

Transfer Agent and Registrar

Corporate Stock Transfer
www.corporatestock.com

3200 Cherry Creek Dr. South
Suite 430
Denver, CO 80209
Phone: (303) 282-4800